FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 25, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

QUARTERLY REPORT

of Issuer of Emissive Securities

for the second quarter of 2004

OPEN JOINT STOCK COMPANY “WIMM-BILL-DANN FOODS”

Issue’s code          06005-A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney dated 01.07.2004 No 01/07	/s/ S.V. Styazhkin
S.V. Styazhkin
“13” August 2004

Chief Accountant
/s/ V.V. Khaminov
“13” August 2004		V.V. Khaminov

(place for stamp)

Contact person: Kolesnikov Ilya Mikhailovich

Legal adviser

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report:

htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

I                                            Brief data on the persons, members of the Issuer’s executive bodies, information on bank accounts, the auditor, the Appraiser and the Issuer’s financial consultant, as well as on other persons, having signed the quarterly report.

1.1	Persons, members of the Issuer’s executive bodies
1.2	Information on the Issuer’s bank accounts
1.3	Information on the Issuer’s auditor (auditors)
1.4	Information on the Issuer’s appraiser
1.5	Information on the Issuer’s consultants
1.6	Information on other persons having signed the quarterly report
II	Basic information on the Issuer’s financial and economic status
2.1	Indicators of the Issuer’s financial and economic activities
2.2	Issuer’s market capitalization
2.3	Issuer’s obligations
2.3.1	Accounts payable
2.3.2	Issuer’s credit history
2.3.3	Issuer’s obligations from security granted to third parties
2.3.4	Other Issuer’s obligations
2.4	Objectives of the issue and spheres where funds received from securities issue shall be used
2.5	Risks associated with acquisition of placed securities (securities to be placed)
2.5.1	Industry risks
2.5.2	Country and regional risks
2.5.3	Financial risks
2.5.4	Legal risks
2.5.5	Risks relating to the Issuer’s business
III	Detailed information on the Issuer
3.1	Issuer’s background and development
3.1.1	Data on the Issuer’s firm name (name)
3.1.2	Data on the Issuer’s state registration
3.1.3	Data on the Issuer’s creation and development
3.1.4	Contact information
3.1.5	INN
3.1.6	Branches and representations of the Issuer
3.2	Principal economic activities of the Issuer
3.2.1	Issuer’s industry branch
3.2.2	Issuer’s principal economic activities
3.2.3	Main types of products (works, services)
3.2.4	Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume
3.2.5	Markets for products (works, services) of the Issuer
3.2.6	Practice in relation to working capital and reserves
3.2.7	Raw materials

3.2.8	Main competitors
3.2.9	License information
3.2.10	Issuer’s joint activities
3.4	Issuer’s planned activities in future
3.5	Issuer’s participation in the industry, banking and financial groups, holdings, concerns and associations
3.6	Subsidiaries and dependent economic entities of the Issuer
3.7 Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets
3.7.1	Fixed assets
3.7.2	Cost of the Issuer’s immovable property
IV	Information on financial and economic activities of the Issuer
4.1	Results of the financial and economic activities of the Issuer
4.1.1	Profits and losses
4.1.2 Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.
4.2	Liquidity of the Issuer
4.3	The Issuer’s Capital and Current Assets, their Structure and Adequacy
4.3.1	Size, structure and adequacy of the Issuer’s equity and working capital
4.3.2	Adequacy of the Issuer’s equity and working capital
4.3.3	Cash funds
4.3.4	Investments of the Issuer
4.3.4.1	Long-Term Investments
4.3.4.2	Short-Term Investments
4.3.4.3	Other Investments
4.3.5	Intangible Assets of the Issuer
4.4	Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research
4.5	Tendencies in the sphere of the Issuer’s principal activities and their analysis
V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)
5.1	Information on the structure and competence of the Issuer’s executive bodies
5.2	Information on the persons, member of the Issuer’s executive bodies
5.3	Information on remunerations, benefits and/or reimbursements per each management body of the Issuer
5.4	Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5	Information on the persons in the bodies monitoring the Issuer’s business activities
5.6 Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations
5.7 Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8 Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)
VI	Information on the Issuer’ participants (shareholders) and interested party transactions it has contracted
6.1	Information on the general number of the Issuer’s shareholders (participants)

6.2                                 Information on the Issuer’s participants (shareholders) holding no less than 5% from its authorized stock (share fund) or no less than 5% of its ordinary shares, as well as the information on the participants (shareholders) of such entities holding no less than 20% of the authorized stock (share fund) or no less than 20% of its ordinary shares

6.3 Information on the state or municipal body’s share in the authorized stock (share fund) of the Issuer, existence of a special right (“golden share”)
6.4	Information on restrictions to take part in the Issuer’s authorized stock (share fund)

6.5                                 Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

6.6	Information on the transactions the Issuer effected and had an interest in
6.7	Information on Accounts Receivable
VII	Issuer’s business accounting and other financial information
7.1	Issuer’s annual accounting reports
7.2	Quarterly accounting reports for the last accomplished quarter ended
7.3	The Issuer’s consolidated accounting reports for the last complete financial year
7.4	Information on total exports and export share in total sales
7.5	Information on material changes in the Issuer’s property after the end of the last complete financial year
7.6 Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations
VIII	Additional information on the Issuer and on the placed securities
8.1	Additional information on the Issuer
8.1.1	Information on the amount, the structure of the authorized stock (share fund) of the Issuer
8.1.2	Information on changes in the authorized stock (share fund) of the Issuer
8.1.3	Information on formation and use of the reserve fund and other funds of the Issuer
8.1.4	Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body
8.1.5 Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares
8.1.6	Information on major transactions that the Issuer has contracted
8.1.7	Information on the Issuer’s credit ratings
8.2	Information on each of the Issuer’s share category (type)
8.3.	Information on prior issues of the Issuer’s securities other than the Issuer’s shares
8.3.1	Information on issues, of which all securities have been redeemed (cancelled)
8.3.2	Information on the issues, the securities under which still circulate
8.3.3	Information on issues, for the securities of which the Issuer is in default
8.4	Information on the person(s) having provided security for the bonds of the issue
8.5	Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6	Information on the organizations registering rights to issued securities of the Issuer
8.7 Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents
8.8	Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement
8.9 Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds
8.10	Other information

A.            DATA ON ISSUER

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Fax (095) 733-97-36

Email: KolesnikovIM@WBD.ru

Data on the Issuer’s Shares.

Issue Number: 1

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 35,000,000

Total Issue Amount (RUR): 700,000,000

Data on the Issue State Registration:

Date of Registration: 15.06.2001

Registration Number: 1-01-06005-A

Body of State Registration: Regional Office of the Federal Commission for Securities Market of Russia in the Central Federal Region

Issue Number: 2

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Quantity of Issue Shares: 9,000,000

Total Issue Amount (RUR): 180,000,000

Data on the Issue State Registration:

Date of Registration: 30.10.2001

Registration Number: 1-02-06005-A

Body of State Registration: Federal Commission for Securities Market of Russia

On February 6, 2004, FCSM of Russia consolidated the two aforementioned issuances of WBD Foods OJSC securities; as a result, Registration Number 1-02-06005-A dated October 30, 2001, assigned to the 2nd issue of ordinary registered uncertified shares of the issue, was cancelled.

The single consolidated issuance of ordinary registered uncertified shares of Wimm-Bill-Dann Foods OJSC was assigned the following uniform state registrationnumber: 1-01-06005-A dated February 6, 2004.

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Other Material Information on the Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the Issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the Issuer carries out its principal business, and the results of the Issuer’s activities, including the Issuer’s plans, probability of certain events and certain actions to be undertaken.  Investors should not fully rely on the evaluations and forecasts made by the Issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons.  Acquisition of the Issuer’s securities is associated with risks described in this quarterly report.

I               BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT.

1.1          Persons, members of the Issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergeevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Byrdin, Maxim Olegovich

Born: 1972

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Malyutin, Aleksandr Evgenyevich

Born: 1977

Yadegardjam Djamshid

Born: 1965

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2          Information on the Issuer’s bank accounts

INFORMATION ON RUBLE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION as of July 1, 2004

No.	Type of Account	Account Number	Name and Location of the Bank
1	2	3	4
1	settlement	Settlement A/C No. 40702 810 1 00700 883 027 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10
2	settlement	Settlement A/C No. 40702 810 4 00000 030 108 Correspondent A/C No. 30101810900000000460 BIC 044585460	COMMERCIAL BANK EXPOBANK Moscow, Leontyevsky Per. 21/1, Bldg 1
3	settlement	Settlement A/C No. 40702 810 4 00070 027 130 Correspondent A/C No. 30101810900000000466 BIC 044525466	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3
4	settlement	Settlement A/C No. 40702 810 7 00070 000 569 Correspondent A/C No. 30101810500000000219 BIC 044525219	BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
5	settlement	Settlement A/C No. 40702 810 2 01500 000 016 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1
6	settlement	Settlement A/C No. 40702 810 9 38000 110 483 Correspondent A/C No. 30101810400000000225 BIC 044525225	SAVINGS BANK OF RUSSIA 117997 Moscow, Vavilov Str. 19
7	settlement	Settlement A/C No. 40702 810 6 38360 104 497 Correspondent A/C No. 30101810400000000225 BIC 044525225	SAVINGS BANK OF RUSSIA 117997 Moscow, Vavilov Str. 19
8	brokerage	Settlement A/C No. 30601 810 5 00009 004 435 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1
9	settlement	Settlement A/C No. 40702 810 6 00090 020 670 Correspondent A/C No. 30101810700000000187 BIC 044525187	Vneshtorgbank OJSC 107996 Moscow, Kuznetsky Most Str. 16
10	deposit	Settlement A/C No. 42103 810 7 00090 000 016 Correspondent A/C No. 30101810700000000187 BIC 044525187	Vneshtorgbank OJSC 107996 Moscow, Kuznetsky Most Str. 16
11	settlement	Settlement A/C No. 40702 810 4 00001 401 757 Correspondent A/C No. 30101810200000000700 BIC 044525700	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

INFORMATION ON FOREIGN EXCHANGE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION AND ABROAD as of July 1, 2004

No.	Type of Account	Foreign Exchange Account Number	Name and Location of the Bank (zip code, address, telephone)
1	2	3	4
1	current F/X	No. 40702 840 9 00700 883 019	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
2	transit	No. 40702 840 9 00700 883 035	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
3	special transit	No. 40702 840 4 00700 883 043	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
4	loan	No. 45201 840 2 01700 883 007	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
5	current F/X	No. 40702 978 5 00700 883 051	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
6	transit	No. 40702 978 8 00700 883 078	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
7	special transit	No. 40702 978 3 00700 883 086	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 Telephone: 725-69-35
8	current F/X	No. 40702 840 4 00150 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00
9	transit	No. 40702 840 7 00151 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00
10	special transit	No. 40702 840 0 00152 027 130	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 Telephone: 797-95-00
11	current F/X	No. 40702 840 8 01500 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82
12	transit	No. 40702 840 7 01503 000 004	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 Telephone: 786-22-82
13	current F/X	No. 40702 840 2 38000 110 483	SAVINGS BANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30
14	transit	No. 40702 840 1 38000 210 483	SAVINGS BANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30
15	special transit	No. 40702 840 0 38000 310 483	SAVINGS BANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 Telephone: 785-44-30
16	current F/X	No. 40702 978 6 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
17	transit	No. 40702 978 9 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

18	loan	No. 45207 978 6 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
19	loan	No. 45207 840 0 99911 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
20	current F/X	No. 40702 840 7 00000 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11
21	transit	No. 40702 840 6 00003 012 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11
22	special transit	No. 40702 840 3 00033 112 592	ROSBANK JSCB 107078 Moscow, Masha Poryvayeva Str. 11
23	current F/X	No. 40702 840 0 00070 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
24	transit	No. 40702 840 3 00071 000 569	AK MMB BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15
25	current F/X	No. 40702 978 3 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
26	transit	No. 40702 978 0 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
27	special transit	No. 40702 978 2 00004 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
28	current F/X	No. 40702 978 5 00090 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
29	transit	No. 40702 978 1 00092 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
30	special transit	No. 40702 978 8 00091 020 670	VNESHTORGBANK OJSC 107996 Moscow, Kuznetsky Most Str. 16
31	current F/X	No. 40702 840 7 00001 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
32	transit	No. 40702 840 4 00000 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
33	special transit	No. 40702 840 6 00004 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
34	current F/X	No. 40702 840 0 00002 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1
35	transit	No. 40702 840 3 00003 401 757	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

1.3. Data on Issuer’s public accountant / auditor.

Name: CJSC Ernst and Young Vneshaudit

Location: 105062, Moscow, Podsosensky per., d.29/12, str. 1-1a

Taxpayer ID: 7717025097

Postal address: Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-9700, Fax: (095) 755-9701

E-mail: Natalia.Shemakina@ru.ey.com

Information on auditor’s license

License number: E 003246

Date of issue of license: January 17, 2003

Period of validity: January 17, 2008

Organization that issued the license: RF Ministry of Finance

1.4          Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5          Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report have not been employed.

1.6          Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Vadim V. Khaminov
Tel:         (095) 105 5805
Fax:         (095) 105 5805 (ext. 10-85)

II             BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1           Indicators of the Issuer’s financial and economic activities

No	Indicator	2 quarter 2004
1	Value of Issuer’s net assets, thou. Rubles	6 123 810
2	Ratio of attracted funds to capital and reserves, %	97.73
3	Ratio of short-term liabilities to capital and reserves, %	2.13
4	Coverage of debt service payments, rubles	0
5	Level of overdue debt, %	0
6	Net assets turnover, times	0.034
7	Payables turnover, times	0.0631
8	Receivables turnover, times	0.821
9	Profits tax as percentage of profits before taxes, %	0

2.2  Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE).  The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs, and the price of one share (ADR), amounts to:

As of 31.12.2001       RUR 699 085 000 (as of the present date the issue’s market capitalization is calculated as the equivalent of the issue’ net assets value).

As of 31.12.2002       US$17.95 x 44,000,000 = US$789,800,000

As of 31.12.2003       US$17.00 x 44,000,000 = US$748,000,000

As of 30.06.2004       US$13.95 x 44,000,000 = US$613,800,000

The price of one share (ADR) corresponds to the price of the recent transactions contracted as at the last date of the accounting period.

2.3          Issuer’s obligations

2.3.1. Accounts Payable

Liability	Total, thou. rubles	By due date
		up to 30 days	30-60 days	60-90 days	90-180 days	180 days to 1 year	more than 1 year
Short-term and long-term liabilities	5,984,903	53,866	5 739		71,188		5,854,110
Accounts payable including:	52,487	52,487
To suppliers and contractors, including:	16,015	16,015
to affiliates of Issuer	14,112	14,112
Bills of exchange payable	0
Wages and salaries	24,888	24,888
Amounts owed to budget and extrabudgetary funds	10,683	10,683
Other accounts payable, including:	902	902
to affiliates of Issuer	0	0
Credits, total	4,396,611	1,379			41,122		4,354,110
Loans, total including:	1,530,066				30,066		1,500,000
bonded loans	1,530,066				30,066		1,500,000
Other liabilities	5,739		5,739
Overdue accounts payable including:	0
to budget and extrabudgetary funds	0
Overdue credit debt	0
Overdue loan debt	0

Of WBD Foods’ accounts payable as at July 01, 2004, Lianozovo Dairy accounted for 14,111 thousand rubles, or 26.88% of total accounts payable (52,487 thousand rubles).

2.3.2                     Issuer’s credit history

The Issuer’s performance of its obligations under credit agreements and loan agreements in effect prior to and at the end of the reporting quarter, under which the principal represents 10% or more of the value of the Issuer’s net assets at the date of the last completed reporting quarter preceding the date of the agreement is being described below.

Obligation	Creditor	Amount of the principal sum	Maturity date		Interest rate, %
			Planned	Actual
Short-term dollar loan	Alfa-Bank OAO	2,920,00	17.04.2003	17.04.2003	4.75
Short-term dollar loan	Alfa-Bank OAO	974,000	07.05.2003	07.05.2003	4.75
Long-term dollar loan	UBS LUXEMBURG AG	150,000,000	2008		8.50
Bonded loan, thousand rubles	Arranger of the placement – Troika-Dialog Investment Company ZAO, Moscow International Bank – payment agent	1,500,000	2006		12.9% and 64.32 rubles on the first coupon 11,98% - on the second coupon 9,38%-on the third coupon

2.3.3       Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement		Amount of agreement as at 01.07.04	Currency of agreement	Sum in rubles as at 01.07.04
P/43	14.05.2002	Dairy OAO, Timashevsk	1,916,967	Euros	67 653
43/05	18.05.2004	Dairy OAO, Timashevsk	369 791	Euros	13 050
2-wbd	10.09.2001	LMK OAO	500,000,000	Rubles	500 000
P/45	05.06.2002	LMK OAO	1,643,932	Euros	58 017
P/48	09.09.2002	LMK OAO	324,250	Euros	11 443
P/46	10.06.2002	TsMK OAO	423,993	Euros	14 963
P/47	12.07.2002	Kharkov Dairy OAO	1,109,118	Euros	39 142
P/52	05.12.2002	Kharkov Dairy OAO	145,350	Euros	5 130
53	04.01.2003	Kharkov Dairy OAO	149,337	Euros	5 270
P/49	28.10.2002	Siberian Milk OAO	1,757,112	Euros	62 011
54	25.03.2003	Siberian Milk OAO	284,288	Euros	10 033
49/06	04.06.2004	KGMZ No 3 OAO	377 264	Euros	13 314
35/04	21.04.2004	ZDMP OAO	691 372	Euros	24 400
Total					824 426

2.3.4       Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4          Objectives of the issue and spheres where funds received from securities issue shall be used

No securities have been issued and no funds have been attracted in the reporting period.

2.5.         Risks associated with acquisition of placed securities (securities to be placed)

We have described the risks and uncertainties that our management believes are material, but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, may also result in deceased revenues, increased expenses or other events that could result in a decline in the price of our ADSs and/or notes.

Due to the specifics of the Issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the Issuer directly or indirectly.  For the purposes of this section the terms “Company”, “our Company” shall mean both the Issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

If we do not continue to be an efficient producer in a highly competitive environment, particularly in relation to purchases of our packaging and raw materials, or an effective advertiser in a highly inflationary media environment, our results of operations will suffer.

Our success depends, in part, on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could have a material adverse effect on our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003.

Our success also depends on our continued ability to be an effective advertiser in a market where media inflation on leading national television channels exceeded 50% in 2003. A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

Economic downturns could hurt our turnover and materially adversely affect our strategy to increase our sales of premium brands.

Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

Increased competition and consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg have caused our sales volumes in our juice segment to decline, which have adversely affected and may continue to adversely affect our results of operations.

Although juice consumption in Russia is increasing, our juice product sales volume remained relatively flat in 2003, decreasing 0.6%, due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002 and on our sales volumes in 2003. A continuation of these trends may cause a decline in our juice prices, profit margins and sales volumes and, consequently, have a negative effect on our results of operations.

Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or “CIS,” and abroad, and adversely affect our results of operations.

In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country. Independent distributors have, in some cases, attempted to export our products to countries where such products did not meet the requirements of applicable legislation.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could substantially and negatively affect our turnover and operating margin.

Possible implementation of new federal or local government policies, or selective application of existing policies, affecting the food industry could have a significant impact on our business. For example, the federal and local governments have been known to implement trade barriers, subsidies and other policies favoring certain producers. Additionally, customs regulations in Russia are unclear, subject to frequent change and are applied inconsistently. The imposition of higher customs duties on products we import would increase the costs of our products and reduce our turnover, while the implementation of price controls on products we produce would reduce our operating margin. For example, federal customs regulations enacted during 2001 subject juice concentrate imports to the highest level of customs duties allowed for that particular category of imports. In addition, federal customs regulations enacted during 2002 stipulate minimum declaration amounts for imported goods. As a result of such regulations, we may be forced to declare a higher value for imported goods than the amount actually paid and, consequently, pay a higher tariff on such goods.

Another example of a government regulation that has affected us is Government Regulation No. 988, which requires food producers intending to develop and offer a new food product to the public to file an application for the product’s state registration and incorporation into the State Register of Permitted Food Products. Although this regulation became effective as of January 1, 2004, its application is delayed pending the adoption of implementing procedures. The implementation of this regulation may cause delays in the introduction of our new products and result in increased production costs.

Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of operations.

A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our market share and results of operations.

2.5.2. Political risks

Political and governmental instability could adversely affect the value of our securities.

Since 1991, Russia has sought to transform itself from a one-party state with a centrally-planned economy to a democracy with a market-oriented economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups. Moreover, the composition of the Russian government—the prime minister and the other heads of federal ministries—has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On December 31, 1999, President Yeltsin unexpectedly resigned. Vladimir Putin was subsequently elected president in March 2000, and reelected for a second term in March 2004. While President Putin maintained governmental stability and even accelerated the reform process during his first term, he may adopt a different approach over time. In February 2004, for example, President Putin dismissed his entire cabinet, including the prime minister. This was followed in March 2004 by President Putin’s announcement of a far-reaching restructuring of the Russian government, with the stated aim of making the government more transparent and efficient. The changes included, for example, reducing the number of ministries from 30 to 14 and dividing the government into three levels: ministries, services and agencies. The new structure is not yet finalized and implemented.

Future changes in government, major policy shifts or lack of consensus between President Putin, the prime minister, Russia’s parliament and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of the reform policies, recurrence of political or governmental instability or occurrence of conflicts with powerful economic groups could have a material adverse effect on our business and the value of investments in Russia, including our securities.

Conflict between central and regional authorities and other conflicts could create an uncertain operating environment, hindering our long-term planning ability and could negatively affect the value of investments in Russia.

The Russian Federation is a federation of 89 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the Russian Federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts, and such challenges may occur in the future. This lack of consensus hinders our long-term planning efforts and creates uncertainties in our operating environment, both of which may prevent us from effectively and efficiently implementing our business strategy.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the continuing conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. Various armed groups in Chechnya have regularly engaged in guerrilla attacks in that area, and recently, other parts of Russia have experienced violence related to the Chechen conflict. Violence and attacks relating to this conflict have also spread to other parts of Russia, and several terrorist attacks have been carried out by Chechen terrorists in Moscow. The further intensification of violence, including terrorist attacks and suicide bombings, or its spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures are likely to cause disruptions to domestic commerce and exports from Russia, and could materially adversely affect our business and the value of investments in Russia, including the value of our securities.

Economic instability in Russia could adversely affect consumer demand, particularly for premium products, materially adversely affecting our expansion plans.

Since the dissolution of the Soviet Union, the Russian economy has experienced:

• significant declines in gross domestic product;

• hyperinflation;

• an unstable currency;

• high government debt relative to gross domestic product;

• a weak banking system providing limited liquidity to Russian enterprises;

• high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;

• significant use of barter transactions and illiquid promissory notes to settle commercial transactions;

• widespread tax evasion;

• growth of a black and grey market economy;

• pervasive capital flight;

• high levels of corruption and the penetration of organized crime into the economy;

• significant increases in unemployment and underemployment; and

• the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of the Russian Federation stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian Issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of August 17, 1998, as evidenced by the termination of the banking licenses of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Recently, the Russian economy has experienced positive trends, such as the increase in the gross domestic product, a relatively stable ruble, and a reduced rate of inflation; however, these trends may not continue or may be abruptly reversed.

Russia’s physical infrastructure is in very poor condition, which could disrupt normal business activity.

Russia’s physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. For example, in August 2000, a fire at the main communications tower in Moscow interrupted television and radio broadcasting and the operation of mobile phones for weeks. Road conditions throughout Russia are poor, with many roads not meeting minimum requirements for use and safety. The federal government is actively considering plans to reorganize the nation’s rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems. Russia’s poor physical infrastructure disrupts the transportation of goods and supplies and adds costs to doing business in Russia, and further deterioration in the physical infrastructure could have a material adverse effect on our business. In addition, there are a number of nuclear and other dangerous installations in Russia where safety systems to contain ecological risks may not be sufficiently effective. The occurrence of accidents in these installations, as well as the generally unfavorable ecological situation in Russia, may also have a material adverse effect on our business.

Fluctuations in the global economy may adversely affect Russia’s economy, limiting our access to capital and adversely affecting the purchasing power of our customers and thus our business.

Russia’s economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia, and Russian businesses could face severe liquidity constraints, further adversely affecting the Russian economy. Additionally, because Russia produces and exports large amounts of natural gas and oil, the Russian economy is especially vulnerable to the price of natural gas and oil on the world markets and a decline in the price of natural gas and oil could slow or disrupt the Russian economy. Recent military conflicts and international terrorist activity have also significantly impacted oil and gas prices, and pose additional risks to the Russian economy.

2.5.3. Risks Relating to Our Financial Condition

Inflation could increase our costs and decrease our operating margins.

The Russian economy has been characterized by high rates of inflation, including a rate of 84.4% in 1998, although, according to Goskomstat, it subsided to 12% during 2003. When the rate of inflation rises, we can experience inflation-driven increases in certain of our costs, such as salaries, which are sensitive to rises in the general price levels in Russia. In this situation, due to competitive pressures, we may not be able to raise the prices for our products sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

We have a substantial amount of outstanding indebtedness, primarily consisting of the obligations we entered into in connection with our $150 million loan participation notes due 2008, our ruble bonds, bank loans and obligations under equipment financing. As at December 31, 2003, our consolidated total debt was approximately $283.4 million, of which $50.2 million was secured by equipment or inventory.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, the Central Bank of the Russian Federation can from time to time impose various currency-trading and transfer restrictions in attempts to support the ruble, which may negatively affect our ability to repay our foreign currency-denominated debt. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we may default under the terms of our indebtedness, thereby allowing the holders of our indebtedness to accelerate the maturity of such indebtedness, and potentially causing cross-defaults under our other indebtedness.

Our business may not generate sufficient cash flow from operations, currently anticipated cost savings and operating improvements may not be realized on schedule and future borrowings may not be available to us in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including our $150 million loan participation notes due 2008, on or before maturity, sell assets, reduce or delay capital expenditures or seek additional capital. Refinancing or additional financing may not be available on commercially reasonable terms, and we may not be able to sell our assets or, if sold, the proceeds there from may not be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross default provisions could become immediately due and payable. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of a deterioration in our financial condition.

We may not have the ability to raise the funds necessary to finance a prepayment of certain of our outstanding indebtedness in case of a change of control event.

The terms of the loan agreement relating to our $150 million loan participation notes due 2008 and some of our other debt agreements require that we prepay the debt upon the occurrence of certain change of control events. A change of control event will generally be triggered at such time as any person or entity (excluding several of our major shareholders acting individually or as a group): (i) is or becomes interested, directly or indirectly, in the aggregate of more than 50% of our capital stock with voting power, or (ii) has or acquires the right to appoint or remove a majority of our Board of Directors, or (iii) has or acquires control of a majority of our voting rights, in each case, in circumstances where, solely as a result of any such event as specified by the relevant rating agencies, a rating decline (as further described in the loan agreement relating to our $150 million loan participation notes due 2008) would result.

If a change in control occurs, and we are required to prepay our debt, such event could have a material adverse effect on our business, financial condition, results of operations and business prospects. It is also possible that we will not have sufficient funds at the time of the change of control to satisfy such prepayment obligations, or to refinance the debt on commercially reasonable terms.

Changes in exchange rates could increase our costs and make it more expensive to repay our foreign currency-denominated debts.

Over the past several years, the ruble has fluctuated against the U.S. dollar. The ability of the Russian government and the Central Bank of the Russian Federation to maintain a stable ruble will depend on many political and economic factors.

A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including the $150 million loan we received in connection with our loan participation notes due 2008) are either denominated in or tightly linked to the U.S. dollar or euro, while substantially all of our revenues are denominated in rubles. As a result, devaluation of the ruble against the U.S. dollar or the euro can adversely affect us by increasing our U.S. dollar or euro costs in ruble terms. If we cannot increase our ruble prices in line with ruble devaluation due to competitive pressures, this will lead to a loss of revenue and income in U.S. dollar terms. Moreover, if the ruble declines and selling prices cannot keep pace, we could have difficulty covering our dollar- or euro-denominated costs or repaying our U.S. dollar- or euro-denominated indebtedness.

Our failure in the past to obtain permission from the Central Bank of the Russian Federation pursuant to currency control regulations could negatively affect our business.

A new framework law on exchange controls became effective on June 18, 2004. This law empowers the government and the Central Bank of the Russian Federation to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank (except for opening bank accounts outside Russia), envisaging instead the implementation of generally applicable restrictions on currency control operations. As regulations implementing the new law are not yet in effect, nor have Central Bank officials indicated the nature or extent of the regulations they will introduce under the new law, it is unclear whether the new regulatory regime will be more restrictive than the regulations they will replace.

Prior to the new law’s enactment, currency control regulations required prior permission by the Central Bank of the Russian Federation for certain payments in foreign currency. These regulations were subject to substantial changes and varying interpretations, complicating both the process of determining whether permission of the Central Bank of the Russian Federation was required and the process of obtaining permission. In the event that we failed to obtain Central Bank of the Russian Federation permissions for hard-currency-denominated transactions and borrowings requiring such permissions in the past, such failure could result in severe penalties, including the unwinding of the relevant transactions, fines and administrative penalties assessed against us and criminal and administrative penalties assessed against our management.

Restrictions on investments outside Russia or in hard-currency-denominated instruments in Russia expose our cash holdings to devaluation.

Though our ability to place foreign currency deposits in Russian banks is not limited, currency regulations established by the Central Bank of the Russian Federation restrict investments by Russian companies outside Russia and in most hard-currency-denominated instruments in Russia, and there are only a limited number of ruble-denominated instruments in which we may invest our excess cash. Moreover, defaults on our ruble-denominated investments may result in substantial losses for us.

Some of our customers, debtors and suppliers may fail to pay us or to comply with the terms of their agreements with us which could adversely affect our results of operations.

Russia’s inexperience with a market economy relative to more developed economies poses numerous risks that could interfere with our business. For example, the failure to satisfy liabilities is widespread among Russian businesses and the government. Furthermore, it is difficult for us to gauge the creditworthiness of some of our customers, as there are no reliable mechanisms, such as reliable credit reports or credit databases, for evaluating their financial condition. Consequently, we face the risk that some of our customers or other debtors will fail to pay us or fail to comply with the terms of their agreements with us, which could adversely affect our results of operations.

In addition, we are limited in our ability to control the conduct of our raw materials and equipment suppliers, including their adherence to contract delivery terms and their compliance with applicable legislation, such as currency, customs and environmental regulations and laws relating to the use of food additives and genetically modified food products. Failure of our suppliers to adhere to the terms of our contracts with them or the law may negatively affect our reputation and our business.

If the various initiatives we have used to reduce our tax burden are successfully challenged by the Russian tax authorities, we will face significant losses associated with the assessed amount of tax underpaid and related interest and penalties, which would have a material impact on our financial condition and results of operations.

We have used various initiatives to reduce our tax burden. As described below, several of our tax initiatives have recently been challenged by the Russian tax authorities. There have also been press reports of instances in which the Russian tax authorities have successfully challenged structures similar to those we have used. If any of our initiatives are successfully challenged by the Russian tax authorities, we would face significant losses associated with the assessed amount of tax underpaid and related interest and penalties. These losses could have a material impact on our financial condition and results of operations.

We are only able to conduct banking transactions with a limited number of creditworthy Russian banks, as the Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business, materially adversely affecting our business, financial position and results of operations.

Russia’s banking and other financial systems are not well developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. The August 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans. Although the Central Bank of the Russian Federation has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Most Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Aided by inadequate and lax supervision by the regulators, many banks do not follow existing Central Bank regulations with respect to lending criteria, credit quality, loan loss reserves or diversification of exposure. In Russia, bank deposits are generally not insured under any governmental program. Recently, there has been a rapid increase in lending by Russian banks, which many believe is being accompanied by a deterioration in the credit quality of the borrowers. The serious deficiencies in the Russian banking sector, combined with the deterioration in the credit profile of the loan portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns. If a banking crisis were to occur, Russian companies would be subject to severe liquidity constraints due to the limited supply of domestic funding sources and the withdrawal of foreign funding sources that would occur during such a crisis.

Vaguely drafted Russian transfer pricing rules and lack of reliable pricing information may subject us to the risks of additional costs and penalties.

Russian transfer pricing rules entered into force in 1999, giving Russian tax authorities the right to make transfer pricing adjustments and impose additional tax liabilities in respect of all controlled transactions, provided that the transaction price differs from the market price by more than 20%. Controlled transactions include transactions between related entities and certain other types of transactions between independent parties, such as foreign trade transactions or transactions with significant (by more than 20%) price fluctuations. The Russian transfer pricing rules are vaguely drafted, leaving a wide scope for interpretation by the Russian tax authorities and the courts. Due to the uncertainties in interpretation of transfer pricing legislation, the tax authorities may challenge our prices and propose adjustments. If such price adjustments are upheld by the courts and implemented, we could face significant costs associated with the assessed amount of prior tax underpaid and related interest and penalties, which would have a material adverse effect on our financial condition and results of operations.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and for business activity in Russia.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

• inconsistencies among (1) federal laws; (2) decrees, orders and regulations issued by the president, the government and federal ministries; and (3) regional and local laws, rules and regulations;

• the lack of judicial and administrative guidance on interpreting Russian legislation;

• substantial gaps in the regulatory structure due to delay or absence of implementing regulations;

• the relative inexperience of judges and courts in interpreting Russian legislation;

• corruption within the judiciary;

• a high degree of unchecked discretion on the part of governmental authorities; and

• bankruptcy procedures that are not well developed and are subject to abuse.

Moreover, the regulation and supervision of the securities market, financial intermediaries and Issuers are considerably less developed in Russia than in the United States and Western Europe. Securities laws, including those relating to corporate governance, disclosure and reporting requirements, have only recently been adopted, whereas laws relating to anti-fraud safeguards, insider trading restrictions and fiduciary duties are rudimentary. In addition, the Russian securities market is regulated by several different authorities which are often in competition with each other. These include:

• the Federal Service for the Financial Markets;

• the Ministry of Finance;

• the Federal Antimonopoly Service;

• the Central Bank of the Russian Federation;

• the Federal Agency for the Management of Federal Property; and

• various professional self-regulatory organizations.

The regulations of these various authorities are not always coordinated and may be contradictory.

In addition, Russian corporate and securities rules and regulations can change rapidly, which may adversely affect our ability to conduct securities-related transactions. While some important areas are subject to virtually no oversight, the regulatory requirements imposed on Russian Issuers in other areas result in delays in conducting securities offerings and in accessing the capital markets. It is often unclear whether, or how, regulations, decisions and letters issued by the various regulatory authorities apply to our company. As a result, we may be subject to fines or other enforcement measures despite our best efforts at compliance.

Additionally, several fundamental laws have only recently become effective. The enactment of new legislation in the context of a rapid evolution to a market economy and the lack of consensus about the scope, content and pace of economic and political reforms have resulted in ambiguities, inconsistencies and anomalies in the overall Russian legal system. The enforceability and underlying constitutionality of many recently enacted laws are in doubt, and many new laws remain untested. In addition, Russian legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our legal rights, including rights under our contracts, or to defend ourselves against claims by others.

Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent us or you from obtaining effective redress in a court proceeding, materially adversely affecting an investment in our ADSs and notes.

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow. Enforcement of court orders can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims or infighting. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia’s transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalization. However, it is possible that due to the lack of experience in enforcing these provisions and due to potential political changes, these protections would not be enforced in the event of an attempted expropriation or nationalization. For example, in October 2003, the prosecutor general’s office “arrested” or attached approximately 42% of Yukos’ shares alleged to be controlled by Mikhail Khodorkovsky following his arrest on charges of fraud and tax evasion. Press reports have indicated that the decision of the court to grant this provisional remedy to the prosecutor general’s office was influenced by political factors. Some government entities have also tried to renationalize privatized businesses. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, would have a material adverse effect on our business.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

The Civil Code and the Federal Law on Joint Stock Companies generally provide that shareholders in a Russian joint stock company are not liable for the obligations of the joint stock company and bear only the risk of loss of their investment. This may not be the case, however, when one person or entity is capable of determining decisions made by another. The person or entity capable of determining such decisions is called an effective parent. The person or entity whose decisions are capable of being so determined is called an effective subsidiary. The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies, and

• the effective parent gives obligatory directions to the effective subsidiary.

In addition, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. This is the case no matter how the effective parent’s capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent which caused the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. Accordingly, we could be liable in some cases for the debts of our consolidated subsidiaries. The total liabilities of our consolidated subsidiaries, as of December 31, 2003, amounted to $82.5 million, excluding intercompany liabilities. This liability could have a material adverse effect on our business and financial condition.

Shareholder rights provisions under Russian law may impose additional costs on us, which could cause our financial results to suffer.

Russian law provides that shareholders, including holders of our ADSs, that vote against or abstain from voting on certain matters have the right to sell their shares to us at market value in accordance with Russian law. The decisions that trigger this right to sell shares include:

• a reorganization;

• the approval by shareholders of a “major transaction,” which, in general terms, is a transaction involving property worth more than 50% of the book value of our assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and

• the amendment of our charter in a manner that limits shareholder rights.

Our obligation to purchase shares in these circumstances, which is limited to 10% of our net assets calculated according to Russian accounting standards, at the time the matter at issue is voted upon, could have a material adverse effect on our business and financial condition.

In the event that minority shareholders were to contest successfully existing, or were to prevent future, approval of transactions among our subsidiaries which require special approval in accordance with Russian legislation, this could limit our operational flexibility and adversely affect our results of operations.

We own less than 100% of a number of our subsidiaries, including our most important subsidiary, Lianozovo Dairy Plant. Under Russian law, certain transactions defined as “interested party transactions” require approval by disinterested directors or shareholders of the companies involved. “Interested party transactions” include transactions in which a member of the board of directors, an officer of a company or any person that owns, together with any affiliates of that person, at least 20% of a company’s voting shares, or any person that is entitled to give binding instructions to a company, is interested, if that person, or that person’s relatives or affiliates, is:

• a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;

• the owner of at least 20% of the issued voting shares of a legal entity that is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or

• a member of the board of directors or an officer of a company which is a party to, or a beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

Our subsidiaries have in the past carried out, and continue to carry out, numerous transactions with us and our other subsidiaries which may be considered “interested party transactions” under Russian law, requiring approval by disinterested directors, disinterested independent directors or disinterested shareholders. These transactions have not always been properly approved, and therefore may be challenged by minority shareholders. In some cases, minority shareholders may not approve transactions, which are interested party transactions requiring approval. In the event these minority shareholders were to successfully challenge past interested party transactions, or do not approve interested party transactions in the future, we could be limited in our operational flexibility and our results of operations could be materially adversely affected.

In addition, certain transactions between members of a consolidated corporate group may be considered interested party transactions under Russian law even when the companies involved are wholly owned by the parent company. While we generally endeavor to obtain all corporate approvals required under Russian law to consummate transactions, we have not always applied special approval procedures in connection with our consummation of transactions with or between our subsidiaries. In the event that a claim is filed in relation to certain transactions with or between our subsidiaries, such transactions are found to have been interested party transactions, and we are found to have failed to obtain the appropriate approvals therefore, such transactions may be declared invalid. The unwinding of any transactions concluded with or between our subsidiaries may have a negative impact on our business and results of operation.

Weaknesses and changes in the Russian tax system could materially adversely affect an investment in our securities.

Generally, taxes payable by Russian companies are substantial and numerous. These taxes include, among others:

• income taxes;

• value-added tax;

• excise taxes;

• social and pension contributions; and

• property tax.

Tax reform commenced in 1999 with the introduction of Part One of the Tax Code, which sets general taxation guidelines. Since then, Russia has been in the process of replacing legislation regulating the application of major taxes such as corporate income tax, VAT and property tax with new chapters of the Tax Code. For instance, new chapters of the Tax Code on VAT, unified social tax and personal income tax came into force January 1, 2001; the profits tax and mineral extraction tax chapters came into force January 1, 2002; and the newly introduced corporate property tax chapter of the Tax Code came into force on January 1, 2004.

In practice, the Russian tax authorities often have their own interpretation of the tax laws that rarely favors taxpayers, who often have to resort to court proceedings to defend their position against the tax authorities. Differing interpretations of tax regulations exist both among and within government ministries and organizations at the federal, regional and local levels, creating uncertainties and inconsistent enforcement. Furthermore, following the recent reorganization of the Russian government, the authority for tax regulation is being transferred to the Russian Ministry of Finance, which may lead to further changes in the interpretation of the tax laws.

Tax declarations, together with related documentation such as customs declarations, are subject to review and investigation by a number of authorities, each of which may impose fines, penalties and interest charges. Generally, taxpayers are subject to inspection for a period of three calendar years of their activities which immediately preceded the year in which the audit is carried out. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In addition, in some instances, new tax regulations have been given retroactive effect.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of our Russian entities pays its own Russian taxes and may not offset its profit or loss against the loss or profit of another entity in our group. In addition, pursuant to legislation that entered into force on January 1, 2002, payments of intercompany dividends between two Russian entities are subject to a withholding tax of 6% once they are paid out of profits, though this tax does not apply to dividends once they have already been taxed.

The foregoing conditions create tax risks in Russia that are more significant than typically found in countries with more developed tax systems, imposing additional burdens and costs on our operations, including management resources. In addition to our substantial tax burden, these risks and uncertainties complicate our tax planning and related business decisions, potentially exposing us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could adversely affect our business and the value of our securities.

2.5.5. Risks Relating to the Issuer’s Business

Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a small number of our key senior management and technical personnel. Management of growth will require, among other things:

• continued development of financial and management systems controls and information technology systems;

• implementation of adequate internal control over financial reporting and disclosure controls and procedures;

• increased marketing activities;

•hiring and training of new personnel; and

• coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

In the event that our equipment rental arrangements were deemed to be subject to licensing requirements, our subsidiaries engaging in these arrangements could be subject to liquidation or face the invalidation of the rental contracts.

A number of our subsidiaries purchase equipment which they then, in turn, lease to raw milk producers. In addition, many of our dairy plants, including the Lianozovo Dairy Plant, have leased equipment to juice producers. Prior to February 11, 2002, when the new Federal Law on Licensing of Certain Types of Activities became effective, Russian legislation required a license for financial leasing activities, but it is unclear whether this requirement extended to our leasing activities. Although leasing activities are no longer subject to licensing, in the event that the relevant governmental authorities were to successfully claim that a license was required for our past leasing activities, we would be subject to significant adverse consequences such as the potential liquidation of the leasing entity and invalidation of the relevant contracts.

If any of our subsidiaries is forced into liquidation due to negative net equity, our results of operations could suffer.

In accordance with Russian legislation, in the event that a company’s net assets, as stated in the annual balance sheet prepared under Russian accounting standards, fall below the minimum charter capital required by law, the company must voluntarily liquidate. Should the company fail to act, its creditors may accelerate their claims or demand early performance of obligations and demand payment of damages, and governmental authorities may seek the involuntary liquidation of the company.

The failure of our geographic expansion strategy could hamper our continued growth and profitability.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

 Our inability to develop new brands, products and product categories could significantly inhibit our future growth and profitability.

Our business expansion strategy contemplates our entry into new product categories, development of new products and marketing new brands in existing product lines. This strategy is designed to increase our market share and revenues by increasing consumer demand in our existing markets and entering into new market segments. The success of this strategy depends, in part, on our ability to anticipate the tastes and dietary habits of consumers and to offer products that appeal to their preferences. Our failure to anticipate, identify or react to changes in consumer preferences and consequent failure to successfully develop new brands, products and product categories could negatively affect our expansion strategy and have a significant adverse effect on our revenues.

We may be unable to continue to add products and greater production capacity in faster growing and more profitable categories.

The food industry’s growth potential is constrained by population growth, which has been falling in Russia. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories. In the past, we have experienced delays in the installation of new production equipment due to internal technical integration issues as well as delays by vendors and other third-party suppliers in installing and testing new production lines. Future delays in new equipment installation could inhibit our ability to add products and expand our production capacity, cause our output volume to suffer and, consequently, have a material adverse effect on our results of operations.

Our inability to address the seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase in our production costs, reducing our profitability.

The demand for our dairy products is significantly higher during the winter months, when Russian raw milk production is at its lowest. Conversely, during the summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. If we are unable to mitigate this inverse relationship successfully, either through the purchase of raw milk during the winter at commercially competitive prices or through the use of dry milk, our production costs will increase significantly in the winter, reducing our profitability.

In addition, raw milk prices increased 11.2% in ruble terms in 2003 compared with 2002. This increase adversely affected our dairy product profit margins in 2003, and continued increases in raw milk prices could further reduce our profitability.

Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

Our Company competes with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands, that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

We do not carry the types of insurance coverage customary in other countries for a business of our size and nature, and a significant occurrence could cause significant harm to our operations and profitability.

We maintain “all risks” insurance coverage of a type customary in Russia for our 18 major production facilities covering the most valuable equipment at these facilities. At present, however, we do not carry insurance for business interruption or for third party liability in respect of property or environmental damage arising from accidents. In the event that a major event were to affect one of our facilities, we could experience substantial property loss and significant disruptions in our production capacity which, in turn, could cause significant harm to our operations and profitability. For example, if substantial production capacity were lost at the Lianozovo Dairy Plant, which is our primary production facility, we would not be able to replace a substantial portion of this capacity with capacity from our other plants, potentially resulting in the interruption of the production of a number of our products.

We do not maintain separate funds or otherwise set aside reserves for these types of events. Any such loss or third-party claim for damages may have a material adverse effect on our business, results of operations and financial condition.

Our management information system may be inadequate to support our future growth.

Our management information system is significantly less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system. Our inability to maintain an adequate management information system may have a material adverse effect on our business.

We may not be able to protect our intellectual property rights adequately, resulting in material harm to our financial results and ability to develop our business.

Given the importance of brand recognition to our business, we have invested considerable effort in protecting our portfolio of intellectual property rights, including trademark registration. However, the steps we have taken may not be sufficient and third parties may infringe or misappropriate our proprietary rights. Moreover, Russia and the other countries of the CIS in which we operate generally offer less intellectual property protection than in Western Europe or North America. If we are unable to protect our proprietary rights against infringement or misappropriation, it could materially harm our future financial results and our ability to develop our business.

III Detailed information on the Issuer

3.1.         Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

The present name introduced: May 31, 2001

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date: May 31, 2001

State registration certificate No. (or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

OGRN           1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.

The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC Wimm-Bill-Dann Foods completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 733-9727
Fax: (095) 733-9736

E-mail: KolesnikovIM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6. Issuer’s branches and representative offices

None

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED  Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Food industry has gained maximum advantages as a result of devaluation of the ruble in 1998 and steady growth of the population’s real earnings in the last three years. Besides, the increasing flow of direct investment in the industry has led to a better quality of Russian-made products and their higher competitiveness. Regardless of the rising rate of the ruble in real terms, the share of imported goods in the consumption structure is about 3%. Thus competition in food industry is mainly centered around Russian brands. As a result, the rate of growth in food industry was the highest in the Russian economy, amounting to 11.5% in 2000 and 11.2% in 2001. Mindful of the expected GDP growth by 4-4.5% and 8% rise of the population’s real earnings in 2002, growth in food industry may exceed 9.5%.

There are sufficient grounds to hope that the industry’s consolidation, higher quality of products, and expected annual 5-6% rise in real earnings will help food industry remain among the leaders of Russia’s economic growth. The flow of foreign investment in the industry that has amounted to two-thirds of the total direct foreign investments in Russia in the last two years also confirms this assumption.

Recent industrial developments show that the consolidation of food industry is likely to bring about the emergence of large domestic producers capable of competing effectively on the market.

On the other hand, one may expect increasing competition on the part of foreign companies such as Danone, Parmalat, Campina and Erhmann that have set up the production of dairy products in Russia. Their market advantages include a large advertisement budget, advanced know-how for new products promotion, and access to cheap financial resources.

Foreign companies have also been expanding the variety of products. In the past their products were basically oriented toward the narrow premium segment (in the upper price bracket) whereas today foreign companies’ products are also designated for the mass consumer with an average income.

The primary area of the Company’s operations is control over and management of a group of its subsidiaries and other affiliated companies specified in this Prospectus, which manufacture and sell milk (dairy) products and juices (drinks, nectars) (hereinafter, in combination with the Company, referred to as the WBD Group). The Issuer also offers licensing agreements on the use of trademarks in its ownership. At that, the Issuer’s current and future operations plans are inseparably linked up with those of the WBD Group.

The Wimm-Bill-Dann Group is a major manufacturer of dairy products and juices. Around 70% of its revenue comes from the sales of dairy products and the rest 30%, from the sales of juices.

Since its establishment in 1992, the WBD Group has been a leader on the Russian market of dairy and juice-containing products. According to the study conducted by AC Nielsen in nine large Russian cities, including Moscow and St. Petersburg, in April-May 2004, the WBD Group was in the lead on all packaged dairy products markets (with the exception of pasteurized milk): its share on the domestic market of traditional dairy products constituted 34%, in enriched milk products sales, 45%, and in yogurt and milk desserts sales, 45%. Business Analitika’s study carried out in eleven large Russian cities in March-April, 2004, showed that the WBD Group’s share in the total domestic sales of juices reached 27% and 31% in Moscow, the main Russian juice consumer. The twenty five manufacturing facilities of the WBD Group are located in twenty one Russian and CIS cities; its distribution network covers 26 cities in the CIS, Germany, Israel, and Netherlands.

The main objective of the WBD Group is to provide consumers with top-quality food by way of a careful selection of raw materials, use of modern production technologies, and strict quality controls. All its products are manufactured on the basis of the Company’s own recipes mindful of domestic consumers’ preferences and tastes.

1.              Forecast of Future Developments on the Dairy Market.

The further consolidation of dairy and juice industry and stronger competition with foreign companies operating in Russia are likely to be major market tendencies. Given below is a segment-based market development forecast.

Milk is one of the most widespread food products in Russia popular among all age groups regardless of location and income. The milk market as a whole will develop steadily with a 5-percent annual consumption growth resulting from a rise in the gross yield and processing of milk in all categories of producers.

In spite of all its advantages, pasteurized milk prevalent on the market has an essential drawback – a short shelf life, which makes it less attractive for retail trade. Consequently, the share of this type of milk is expected to go down in favor of sterilized milk. In addition, sterilized milk will be replaced by a new generation of the product without the specific sterilization after-taste, its shelf life over two weeks without cooling or cold storage.

Kefir (fermented milk, a traditional Russian dairy product). It is the most popular dairy product in Russia. Growth in the segment will result from changes in the consumption structure in favor of biokefirs, their production currently organized by local manufacturers. The consumption of traditional kefir is expected to decline

Curds (cottage cheese). The market is stable. An average 2-percent rise will be determined by the development of dairy production in general. Consumers are likely to switch over to curds desserts, which may reduce the consumption of traditional curds.

Rural and small town dwellers are primary consumers of ryazhenka (fermented baked milk) and bonnyclabber. Unlike bonnyclabber, ryazhenka is also popular among the population of large cities. The bonnyclabber segment is expected to shrink due to the reduction of rural population and decrease in the regional consumption of the product.

Cream. The main feature of the market is the reduction of the share of pasteurized cream in the total output because of a short shelf life and the growing share of sterilized cream. Consumption rise will mainly depend on the rate of income growth.

Butter. As a whole, the market development rate is expected to be 2-4% a year. A rise in butter consumption is unlikely to exceed 1-2%, the main growth factor being an increase in the production of margarine and combined varieties of butter, spreads, by 4-5% a year.

Viscous yogurt. It is one of the most dynamic segments of the dairy market. The development and growth of the viscous yogurt market in 2002-2003 will result from developing local production, Western producers’ coming out on the market (Pascual and Onken), and a rise in regional consumption. Unique products with new flavors, additives, useful properties, and biocultures will be the most dynamic part of the segment.

Potable yogurt. The segment is expected to develop dynamically since the market is still far from saturation, youth and teenagers’ consumption culture is still taking shape, and consumers are switching over to the product from traditional flavored kefir.

Viscous milk desserts. The market is still underdeveloped. It has more imported products than other markets. Yet, gradually, Russian manufacturers are turning to the production of viscous milk desserts. Underdeveloped consumption culture restrains consumption growth.

Liquid desserts. The market is sufficiently developed. Major consumers include both young people and children as well as adults. The segment will develop as a result of a rise in consumption among teenagers.

Juice and dairy products. It is the most dynamic category of milk products. It has a considerable growth potential due to the population’s striving for a healthy life style and consumption of low-fat vitamin-fortified products.

Curds desserts. The segment is developing rapidly given the traditional character of curds. A rise in the segment will mainly depend on the rate of growth of real earnings and consumers’ switching over from traditional cottage cheese to curds desserts.

Chocolate-coated cheese curds. Consumption culture in large cities is well-developed. Producers’ regional expansion and a wider variety of the products are expected to provide for the segment’s growth.

Condensed milk. It is a traditional food product used in pastry cooking. The market is developed. There are large and well-known producers. Growth can be achieved through a wider variety of products, new flavors, and new types of packaging.

2.              Forecast of Future Developments on the Juice and Juice-Containing Products Market.

The market’s growth will continue although the rate of growth may slow down. Yet it will remain high enough. Market capacity in 2001 was 1,100,000,000 liters – a 44-percent rise in comparison with the previous year. In 2002 juice consumption increased by 35% and reached around 1,480,000,000 liters. The rise of the market in 2003 constituted 21%.

The juice market’s growth results from the improvement of the economic situation in Russia, rising per capita income, and emergence of consumption culture with juice regarded as tasty and healthy food. Per capita consumption rose from 8 liters in 2001 to 10 liters in 2002 and to 12 liters in 2003. In large cities (Moscow, St. Petersburg) juice consumption is nearing European standards while Russia’s average per capita consumption of juices is twice lower than in Europe.

Stronger competition provoked by major manufacturers’ considerably expanded capacities was the main market tendency in 2003. Consequently, the juice market is expected to consolidate further in the hands of four principal players that are likely to increase their market  share at the expense of small regional producers whose share may go down to 5%.

The sales volume of WBD Foods for the 2 quarter 2004 is presented in the following table:

2nd quarter 2004

No	Income	TOTAL, thou. rubles	Share of total revenue, %
1	Sales income, exclusive of VAT including:	209 106	100
1.1.	sale of services in respect of granting use of trademarks	201 810	96.51
1.2.	consulting services	21	0.01
1.3.	sale of management consulting services	3541	1.69
1.4.	other	336	0.16
1.5.	software implementation services	3 398	1.63

3.2.3       Main types of products (works, services)

See also section 3.2.2 of this report

Cost Price of Services Rendered, thou. rubles

No	Expense	2nd quarter 2004
1	Depreciation of intangible assets	79
2	Wages and salaries with deductions	1 070
3	Travel expenses	2 053
4	Goods	109
	TOTAL	3 311

Issuer’s Administrative Expenses, thou. rubles

No	Expense	1 half 2004
1	Depreciation of fixed assets	3 821
2	Office stationery and business supplies	1 454
3	Depreciation of intangible assets	2819
4	Amortization of commercials
5	Wages and salaries	129 061
6	Allocations to Pension Fund	16 222
7	Unified Social Tax	4 238
8	Reserves for future leave	10 883
9	Rent	79 213
10	Travel expenses	15 489
11	Representative expenses	1 555
12	Audit services	10 266
13	Recruitment services	198
14	Legal and notary services	8 737
15	Advertising	5 689
16	Informational and consulting services	5 745
17	Communications	3 590
18	other	7 447
19	Expenses associated with securities issue
20	Expenses for organization administration	856
	TOTAL	307 283

3.2.4       Issuer’s suppliers whose share amounts to 10% or more from the total inventory supplies, with the indication of their shares in the total supplies volume

No	Supplier of works, services	Thousand rubles	%
1	Latham&Watkins Partnership	4 198	2.38
2	Lianozovo Dairy PJSC	84 845	48.07
3	Ernst & Young (CIS) Limited	6 391	3.62
4	LANIT ZAO	3 837	2.17
5	Hunt&Palmer	2 281	1.29
6	Shared Value	3 252	1.84
7	Weil.Gothal&Manges	2 115	1.20
8	Attorney office “Kuznetsky Most”	3 907	2.21
9	AIG Russia ZAO	16 959	9.61
	4s formula Ltd	2 666	1.51
5	Other	46 070	26.1
	TOTAL	176 521	100

3.2.5. Markets for products (works, services) of the Issuer

Due to the specifics of the Issuer’s primary activity, the market for its services is determined by the number and location of the WBD Group facilities. A decline in the financial position of WBD Group businesses may be the only negative factor influencing the Issuer’s market of services. Today the WBD Group’s main market is the territory of the Russian Federation. The Issuer intends to expand the market geographically. The only major factor of possible decrease in demand for the Group’s products would be a sharp decrease in the population’s purchasing capacity, since the Group’s products belong to the convenience category. The possibility of stronger competition on the part of both domestic and foreign manufacturers of dairy and juice products is another negative factor.

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.

Through license agreements, the Issuer grants the right to use:

•                  trademarks owned by it;

•                  the RAT and LIASOFT computer programs.

The volume of services rendered by WBD Foods through the 2 quarter of 2004 is presented by region in the following tables:

1 half 2004 r.

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	205 306	98.18
2	CIS countries, total:	3 800	1.81
	including:
2.1.	Kyrgyzstan	216	0.11
2.2.	Ukraine	3 584	1.71
	TOTAL	209 106	100

3.2.6                     Practice in relation to working capital and reserves

The Issuer’s policies with regard to working capital consist of increasing working capital turnover and keeping working capital at the minimum level necessary for current activity.

No	Item	For 2nd quarter 2004
1	Inventory turnover ratio	5.05
2	Turnover time (days)	36

Inventory turnover ratio based on sales volume (Rn):

Rn =  Revenue from services sold (line 010 on Form 2) / 0.5 (inventory at start of year + inventory at end of year) according to line 210 on Form 1

Turnover time in days = Length of the reporting period in days / Rn

3.2.7. Raw materials

Our success depends in part on our continued ability to be an efficient producer in a highly competitive industry. If we cannot continue to control costs through productivity gains or by eliminating redundant costs resulting from acquisitions, our results of operations will suffer. In particular, price increases and shortages of packaging and raw materials could adversely affect our results of operations. For example, our results of operations may be affected by the availability and pricing of packaging materials, principally cardboard and plastic containers, and raw materials, principally raw milk and juice concentrate. We are substantially dependent upon a single supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. In addition, we are currently renegotiating certain pricing terms in our framework agreement with Tetra Pak pursuant to which we purchase packaging materials. Failure to conclude an agreement on commercially reasonable terms would have a material adverse effect on our results of operations. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations.

A substantial increase in the prices of any of the foregoing, which we may not be able to pass on to customers through price increases, or a protracted interruption in supply with respect to packaging or raw materials, could have a material adverse effect on our financial condition and results of operations.

The main raw materials we use to produce our dairy and juice products include the following:

• raw milk, which we generally obtain from domestic farmers;

• dry milk, which we generally obtain from small domestic producers or import;

• bacteria cultures, which we generally import, although we have begun to develop our own cultures;

• flavorings and sweeteners, which we generally import;

• juice concentrate and juice puree, which we primarily import, but also purchase domestically; and

• other ingredients such as frozen fruits and stabilizers.

The prices of each of the foregoing raw materials are generally volatile.

Our purchasing policy is to increase the share of locally produced food raw materials that satisfy our quality standards.

We have focused on developing partnerships with established leaders in the field of local food production, including the leading Russian raw milk, dry milk, fruit and sugar producers. In each region where we require raw milk, we establish direct supply contracts with local individual farmers and collective farms. We have also begun entering into more purchasing arrangements with Russian suppliers of raw materials in the juice sector. In 2002 we also acquired Depsona, a fruit juice and concentrate producer in Central Russia, which will allow us to reduce our dependence on imported juice concentrates. We purchase substantially all of our raw materials directly and do not engage in a significant amount of barter transactions. We also purchase certain raw materials such as bacteria cultures, juice concentrate and flavorings from foreign manufacturers due to the unavailability of products of appropriate quality locally. We use quality raw materials, supplied by producers from approximately 25 countries such as Cargill (U.S.), Quatrale (Brazil), Jahncke (Germany), Givaudan (Germany), Hahn (Germany), Wild (Germany), and Firmenich (Switzerland). Our flagship “J-7” juice line, the best-selling juice brand in Russia, was created with consulting assistance from Cargill - the world’s largest supplier of juice concentrates.

3.2.8. Major Competitors.

By virtue of its primary mission – control, management, and services in the interests of the WBD Group – the Issuer does not have competitors. Consequently, it would be impossible to analyze the Issuer’s market share and its competitiveness factors in terms of their importance and with an allowance for factor ratings.

The principal competitors of the WBD Group on traditional and enriched dairy products markets include Russian producers such as Petmol (St. Petersburg), Ostankinsky, Ochakovsky Dairies (Moscow) as well as foreign producers such as Parmalat, Campina.  As for yogurts, milk desserts, the main competitors of the WBD Group are foreign companies such as Danone, Campina and Ehrmann as well as domestic companies: Petmol, Ostankinsky and Piskarevsky Dairies. On the market of vitamin-fortified dairy products, the WBD Group competes mainly with Danone. Besides the specified principal competitors there exists a great amount of small producers in regions.

In the Issuer’s opinion, the WBD Group is expected to compete with the following companies on the dairy market in the near future:

1) Danone of France: the most active foreign company in Russia, pursuing an aggressive advertisement policy. It owns a dairy in the Volga region that produces natural yogurt, fruit-flavored yogurt, and kefir and a dairy in the Moscow region. The company’s products, both imported and made in Russia, are sold under the Danone trademark all over the Russian Federation through its own distribution network. According to the study conducted by AC Nielsen in nine Russian cities, as at April-May 2004  Danone’s sales in the yogurt and milk dessert segment amounted to 15.2% and in enriched dairy products – 17.6%;

2) Petmol of St. Petersburg: produces a wide variety of dairy products, concentrating however on yogurts and desserts. Petmol’s shares are publicly quoted at the Russian stock exchange. According to the study conducted by AC Nielsen in nine Russian cities, as at April-May 2004 the company’s share was 6.1% in the traditional dairy segment and 17,6% in enriched dairy products, 3.6% - in the yogurt and milk dessert segment while the share of Parmalat in the traditional dairy segment amounted to 1.2%;

3) Ochakovsky Dairy of Moscow: a major dairy producer in Russia and principal competitor of the WBD Group in Moscow. Its products are very popular among consumers. According to the study conducted by AC Nielsen in nine Russian cities, as at April-May 2004 the company’s share was 6.4% in the traditional dairy segment and 6.0% - in the enriched products segment.

The shares of the WBD Group and its principal competitors for enlarged product categories on the dairy market, % (as at April-May 2004, according to AC Nielsen Retail Audit research):

Item	WBD Group	Danone	Petmol	Ochakovsky Dairy
Yogurts and milk desserts	45.4	15.2	3.6	—
Traditional dairy products	37.1	—	6.1	6.4
Enriched products	45.0	17.6	5.8	6.0
The market’s total	37.2	5.0	5.7	6.1

The principal competitors of the WBD Group on the domestic juice market include Multon  of St. Petersburg and other medium- and small-size Russian producers icludiing:

1) Multon of St. Petersburg: its share on market as at March-April 2004 was 29.3% as shown by the study conducted by Business Analitika Retail Audit in eleven largest Russian cities. Dobry and Niko juice brands and other products of the company appeared on the Moscow market in 1998 and have won considerable market shares since then, primarily, due to an aggressive pricing policy;

2) Lebedyansky of the Lipetsk region: the company’s share on market as at April-May 2004 was 24.2% as shown by the study conducted by Business Analitika Retail Audit in eleven Russian cities. Its Tonus and Ya brands have become very popular among consumers and effectively compete with juices produced by local manufacturers;

3) Nidan-Ekofrukt of Novosibirsk: a Russian-US joint venture whose share on market as at April-May 2004 was 13.1% according to Business Analitika Retail Audit’s study carried out in eleven largest Russian cities.

The shares of the WBD Group and its principal competitors on the juice market, % (as at April-May 2004, according to Business Analitika Retail Audit’s study conducted in eleven large Russian cities):

Juice market	WBD Group	Multon	Lebedyansky	Nidan	Others
Market share	27.2	29.3	24.2	13.1	6.2

The WBD Group gets mineral water from an underground spring in Valdai. The region is famous for top-quality mineral water. There is a facility in Nizhny Novgorod that bottles mineral water. The WBD Group started a serial production of mineral water in March 2003 and sales of mineral water under the “Zapovednik.Valday” trademark started in May 2003.

Historically, the consumption of noncarbonated mineral water has not been widespread in Russia. The situation, however, is radically changing under the effect of environmental factors. The consumption of bottled drinking water is growing rapidly in large Russian cities. The mineral water market is expanding not only in terms of volume but also in terms of a wider variety of products and new trademarks. Furthermore, the number of Russian superior quality brands is growing, and the share of imported brands is going down. In the Issuer’s opinion, the WBD Group’s principal competitors include Aqua Minerale (Pepsi trademark), BonAqua (Coca-Cola trademark) as well as Borzhomi, Narzan, and Svyatoi Istochnik, Shishkin Les produced at CIS facilities. The WBD Group is planning to position its new trademark “Zapovednik.Valday” in modern style by emphasizing the mineral origin of the water and produces it with different degrees of carbonation (still, medium-carbonated, and highly carbonated) in bottles of different sizes for consumers’ better choice.

Analysis of the WBD Group’s Competitive Factors.

The WBD Group has a number of advantages over other Russian producers: high productive capacity, superior quality of products, high-level innovation, and opportunities for new products development and marketing. Other competitive advantages which, in the Issuer’s opinion, enable the WBD Group to retain its leading position on the Russian market, include: strong and diversified trademarks, unobstructed access to raw material sources, extensive sales network, emphasis on the development of new products, modern manufacturing facilities and technologies, external financing opportunities, and efficient leadership. The WBD Group intends to take advantage of those opportunities by pursuing a sales promotion strategy focused on superior quality products and development of new products that would not be inferior to their Western analogs in taste and consistence.

Some Russian producers, however, have certain advantages over the WBD Group, related to a lower cost of production and lower advertisement and shipment expenses. Recent industrial tendencies also show that the consolidation of the industry may lead to the emergence of large domestic producers capable of competing with the WBD Group on the market.

Foreign dairy producers have a large advertisement budget and advanced manufacturing know-how permits them to offer top-quality products made on the basis of up-to-date technologies through well-established sales systems. In the past foreign companies focused on concrete market niches, more often than not, on the premium segment (upper price range) whereas today they are increasingly turning to products for the average consumer with an average income. Besides, such companies as Danone, Parmalat, Campina, and Erhmann have begun investing in Russian manufacturing businesses, which may reduce the competitiveness of WBD Group products, for the competitors now have an opportunity to produce their commodities in Russia. For example, Danone, owning two Russian diaries, has put several yogurt brands on the Russian market, some of them developed specifically for Russian consumers. Campina of Netherlands, also owning a dairy in Russia, makes fresh yogurts and yogurts with a long shelf life. Erhmann of Germany makes yogurt at a Russian dairy, and Onken and Pascual, also foreign companies, are planning to open manufacturing facilities in Russia. As a result of the growing output of yogurts and milk desserts in Russia, the above foreign companies have become the WBD Group’s principal competitors in this market segment.

Values of market shares that, in the Issuer’s opinion, it and its competitors have had (percentage) in the three full fiscal years preceding the date of approval of the decision to issue the bonds, or for each full fiscal year following the date of foundation provided the Issuer has been operating for less than three years:

Shares on market of Dairy production*    Shares on market of Juice production

	2001	2002	2003		2001*	November- December 2002**	November - December 2003**
WBD Group	37.0	36.2	35.8	WBD Group	37.5	34.9	29.3
Petmol	9.1	7.6	6.8	Multon	29.0	29.4	29.3
Ochakovsky Dairy	3.0	4.4	5.5	Lebedyansky	10.9	19.7	24.8
Ostankinsky Dairy	3.2	2.3	2.5	Nidan-Ekofrukt	6.4	9.4	11.0
PARMALAT	2.0	1.4	1.3
Campina	1.8	2.0	1.8
Piskarevsky Dairy	6.4	5.4	4.8
DANONE	2.5	3.3	3.9
EHRMANN	0.8	1.4	1.4

*as per data provided by AC Nielsen Retail Audit (9 cities)

** as per data provided by Business Analitika Retail Audit (11 cities)

3.2.9. Data in Issuer’s licences held

Issuer holds no licences

3.2.10. Data on Issuer’s joint operation

None during reporting period

3.4. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavors and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works,

services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic states and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. Yet it is also going to start the production of mineral water early in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.5. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

On May 12, 2004, the General Meeting of Shareholders of WBD Foods OJSC approved accession of the Issuer to Non-Commercial Organization “German Economic Union in the Russian Federation” (Minutes No. 20-05 dated May 20, 2004) whose Charter envisages such aims and objectives as contribution to economic cooperation between the Federal Republic of Germany and the Russian Federation in close cooperation with the German Union of Chambers of Commerce and Industry and the Eastern German Economic Union, as well as with its head organizations.

3.6. Issuer’s Subsidiaries and dependent companies.

The Issuer’s activity is inextricably linked and determined by the needs and requirements of its subsidiaries and dependent companies.

Name: Public Joint-Stock Company “Lianozovo Dairy”

Abbreviated name: “LMK” PJSC

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share of the ordinary shares of the subsidiary: 85.26%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.31%

Issuer’s share of the ordinary shares of the subsidiary: 70,31%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share of the ordinary shares of the subsidiary: 83.19%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of juice and juice containing products.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Region, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share of the ordinary shares of the subsidiary: 52.24%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share of the ordinary shares of the subsidiary: 75.075%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Baltic milk Dairy” (former “ Roska” OJSC)

Location: St. Petersburg, Russia

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share of the ordinary shares of the subsidiary: 98.84%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed  Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share of the ordinary shares of the subsidiary: 76%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share of the ordinary shares of the subsidiary: 85%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Vladivostok dairy”

Location: Russia, 690087, Vladivostok, ul. Strelochnaya, d.19

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97,44%

Issuer’s share of the ordinary shares of the subsidiary: 97,44%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Toshkent Sut “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76,98%

Issuer’s share of the ordinary shares of the subsidiary: 76,98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Issuer’s dependent companies

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Moscow, 1 Varshavsky proezd, d. 6/10

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share of the ordinary shares of the subsidiary: 34.95%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share of the ordinary shares of the subsidiary: 25.1%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Organization: OJSC “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share of the ordinary shares of the subsidiary: 47.7%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39,66%

Issuer’s share of the ordinary shares of the subsidiary: 39,66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod , ul.Larina, d. 19

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share of the ordinary shares of the subsidiary: 44.59%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

3.7. Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.7.1       Fixed assets

2nd quarter 2004, thou. rubles

No	Fixed assets group	Full value before reappraisal	Residual value (after depreciation) before reappraisal	Date of reappraisal	Full value after reappraisal	Residual value (after depreciation) after reappraisal
1	Over 2 years to 3 years, inclusive	5	0		5	0
2	Over 3 years to 5 years, inclusive	21 557	15 806	No	21 557	15 806
3	Over 5 years to 7 years, inclusive	4 997	3 948	No	4 997	3 948
4	Over 7 years to 10 years, inclusive	1 241	1 225	No	1 241	1 225
5	Over 10 years to 15 years, inclusive	31	30	No	31	30
6	Over 20 years to 25 years, inclusive	11	0	No	11	0
	TOTAL	27 842	21 009		27 842	21 009

3.7.2                     Cost of the Issuer’s immovable property

The Issuer owns no immovable property.

IV                                   INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1                               Results of the financial and economic activities of the Issuer

4.1.1                     Profits and losses

The indicators reflecting profitability and losses for the relevant accounting period, are given in the table below:

Indicator	2 quarter 2004
Proceeds, thousand rubles	209 106
Gross profit, thousand rubles	205 795
Net profit (retained profit (non-covered losses), thousand rubles	-60 587
Labor productivity, thousand rubles/man	—
Yield of capital investments, %	9,95
Assets profitability, %	-0,5
Equity profitability, %	-0,99
Products profitability (sales), %	-28,97
Non-covered loss as at the accounting date, thousand rubles	-60 587
Correlation between non-covered loss as at the accounting date and the balance currency	0,005

4.1.2       Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business.

Services	2nd quarter 2004
Licensing of trademarks under license agreements	201,813
Management consulting services	3,541
Consulting services	21
Software implementation services	3,398
other	333
Total	100,583

The Issuer’s primary activity is the licensing of trademarks under license agreements. Royalty earnings depend on the total value of goods sold under trademarks owned by WBD Foods. License revenue increased in 2003 by 389,877,000 rubles relative to 2001, and continues to hold the top spot in sales volume for the 1 half of 2004. The increase is a result of higher production volumes of dairy and juice products sold under the Issuer’s trademarks.

4.2. Liquidity of the Issuer

The following indicators are given to define the Issuer’s liquidity in the appropriate accounting period:

Indicators	2 quarter 2004
Own working capital, thousands RUR	- 369,033
Capital gearing	0.98
Equity ratio	0.50
Rate of stock security by own working capital	28.56
Fixed asset ratio	1.75
Liquidity ratio	10.82
Quick ratio	10.41

4.3. The Issuer’s Capital and Current Assets, their Structure and Adequacy

4.3.1. Size, structure and adequacy of the Issuer’s equity and working capital

Acct No. old/ new	Description, thousands RUR	Balance as per July 1, 2004
1	Authorized stock	880 000
2	Reserve capital	17 334
3	Additional capital	4 958 622
5	Retained earnings in the current year	-60 587
6	Retained earnings in the previous years	328 440
6	Loss in the previous years
7	Targeted financing and revenues	5 457
8	Reserves for deferred expenses and payments	6,129,266

4.3.2. Adequacy of the Issuer’s equity and working capital

Item, thou. rubles	2nd quarter 2004
Issuer’s operating expenses	456 566
Owners’ equity	6 123 810
Issuer’s short-term liabilities	130 512

The level of owner’s equity within the reporting period has been sufficient to meet short-term liabilities and cover the Issuer’s current operating expenses.

4.3.3. Cash funds

In 2004 the Company will need external financing for its investment activities. The amount of the financing needed shall be contingent on the Company operating profit, revenues of its enterprises, and capital expenditures in the period.

The main sources of external financing shall be the Bank loans. Currently, the Company has a good credit history and borrowing facilities with RF biggest banks that considerably exceed the Company needs.

Moreover the investment attractiveness of the Company is facilitated by the high investment ratings given by international rating agencies: Moody’s and Standart&Poors.

Currently, the Company has no sequestrated accounts and debts on the bank file.

4.3.4. Investments of the Issuer

4.3.4.1. Long-Term Investments

The list of the Issuer’s long-term investments which constitute not less than 10% of its’ investments as at July 01, 2004 is provided in the table below:

No.	Company Name	Long-Term Investment Type	Total Loans as per July 1, 2004, in thousands RUR	Amount (%) as per July 1, 2004, in thousands RUR	Repayment Date
1	2	3	4	5	6
1	Depsona OJSC	revolving credit	2 498	18 650	31.12.2006
2	Rubtsovsk Dairy Plant CJSC	revolving credit	22 368	5 731	31.12.2005
3	Trading Company WBD ZAO	revolving credit	1 137 023	9 398	31.12.2006
4	Lianozovo Dairy OJSC	revolving credit	85 178	36 179	31.12.2005
5	Nizhny Novgorod Dairy OAO	revolving credit	31 538	0	31.12.2005
6	Baltic Milk Dairy, OAO	revolving credit	40 493	7 265	31.12.2005
7	Dairy OJSC	revolving credit	682 566	5 313	31.12.2005
8	Novokuybyshevskmoloko OAO	revolving credit	14 415	436	31.12.2005
9	OAO Ramensky Dairy	revolving credit	162 400	1 543	31.12.2005
10	Siberian Milk OJSC	revolving credit	662 558	31 713	31.12.2005
11	Ufamolagroprom OJSC	revolving credit	34 000	5
12	TSMK OJSC		986 528	7 853	31.12.2005
13	Valdai Sanctuaries Ltd	revolving credit	342 011	10 089	31.12.2005
	TOTAL:		4 477 785	134 175

		Balance as per July 01, 2004
No.	COMPANY NAME	in thousands RUR	Quantity of Securities	Type of Securities	Share in authorized stock, %
	1	2	3	4	5
	OJSC Bishkeksut	32 007	1 166 480	Shares	39.66
1	JSC Kharykov Dairy	153 104	1 485 597	Shares	75.08
2	Karasuk Milk CJSC	4 408	350 437	0	37,97
3	Gulkevichsky Maslozavod ZAO”	9 266	1 574	Shares	52.24
4	CLSC Darya	4 762	5 116	Shares	98.84
5	Rodnik PAG ZAO	346 108	20 000	Shares	100.00
6	CJSC Trading Company WBD	240 207	985	Shares	83.19
7	Burynsky Powdered Milk-Producing Plant OJSC	54 825	13 038 478	Shares	76.00
8	Vladivostok Dairy OJSC	31 119	670 995	Shares	97.44
9	ZDMP OJSC	157 416	4 666	Shares	25.10
10	Lianozovo Dairy OJSC	708 752	176 609	Shares	85.26
11	Nizhny Novgorod Dairy OJSC	9 417	232 500	Shares	44.59
12	Dairy OJSC	406 891	1 254 392	Shares	70.47
13	Baltic Milk dairy OJSC	367 262	2 500 000	Shares	100.00
14	Tuymazinsky Milk Plant OAO	47 445	40 067 779	Shares	85.00
15	Ufamolagroprom OJSC	96 062	29 563 200	Shares	47.70
16	TSMK OJSC	338 952	29 415	Shares	34.95
17	KGMZ No.3 OJSC	241 594	180 602 764	Shares	83.04
18	Valdai Sanctuaries Ltd	0,013		Contribution to the authorized stock	0.10
19	Toshkent Sut OJSC	6 923	88 961	Shares	76.98
20	Depsona CJSC	787 740	79	Promissory note
21	Rubtsovsk Dairy plant CJSC	229 301	23	Promissory note
22	Lianozovo Dairy OJSC	1 506 227	151	Promissory note
23	Baltic Milk Dairy OJSC	279 892	28	Promissory note
24	Valdai Sanctuaries Ltd	294 849	30	Promissory note
25	Annino Milk Ltd	70 015	0	Contribution to the authorized stock	78.56
26	VBD Toshkent LTD	4 278	0	Contribution to the authorized stock	100.00
27	VBD Toshkent LTD	89	0	Registration expenses
28	WBD Mineral water Ltd	10	0	Contribution to the authorized stock	100.00
	Total	6 428 922, 013	271 260 259

4.3.5. Intangible Assets of the Issuer

No.	Intangible Assets	Original Cost of Intangible Assets, thousand rubles	Depreciation of Intangible Assets, thousand rubles	Depreciated Cost of Intangible Assets, thousand rubles
1	Trademarks	12 492	1 374	11 118
2	2003611243 RAT 2003610674	6 716	2 173	4 543
3	LIASOFT 2003611822 automated information system	7 710	2 203	5 507
4	Inner Web site	134	3	131
5	Other	625	29	596

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

The Company employs considerable financial and manpower resources to develop new product types, with particular emphasis put on projects expected to produce new products and technologies. As per December 31, 2002, our Product Development Department at Lianozovo Milk Plant in Moscow had a stuff of 22 employees. The said Department often cooperates with third parties, such as Russian scientific and research institutes, research companies, and suppliers. In 1999-2000, we spent about USD 1.4 million to set up a new product development department. In 2001, approximately USD 1.3 million was spent to finance activities related to development of new product types, with USD 0.5 million allocated directly for development of new product types, and USD 0.8 million – for expansion of our own scientific and research center. In 2002, we spent about USD 0.9 million for development of new product types.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

1.              Information on the creation of intellectual property within the 2-quarter of 2004

1.1.          Applications for trademarks filed within Russia – 2;

Applications for trademarks filed within Canada – 1;

Applications for trademarks filed within USA – 1;

International application filed – 1.

1.2.          Applications for patent for utility models filed within Russia – 1;

Application for patent for industrial design filed within Russia – 1.

2.              Information on legal protection obtained for intellectual property

2.1. Trademarks

No	Certificate No	Date of registration	Country of filing	Description of trademark	Valid Until
1.	267843	27/04/04	Russia	yogurter (verbal)	30/10/13
2.	268629	14/05/04	Russia	Lamber (combined)	06/06/13
3.	268631	14/05/04	Russia	Chudo-Yagoda starinny recept(combined)	28/11/13
4.	269803	07/06/04	Russia	Berenika (combined)	08/04/13
5.	269869	07/06/04	Russia	Zdorovoe Pitanie (combined)	15/07/13
6.	269950	08/06/04	Russia	Chudo iz strany chedes molochnyh (combined)	28/06/12
7.	269954	08/06/04	Russia	Veselyi Molochnik yougurter persik (combined)	05/12/13
8.	270128	11/06/04	Russia	Nice Tea zelenyi chai (combined)	30/04/13
9.	270129	11/06/04	Russia	Nice Tea Krasnyi chai (combined)	30/04/13
10.	270208	16/06/04	Russia	Syrovarni A.S. Orlova (verbal)	01/04/12
11.	270450	21/06/04	Russia	JoyFit + NEO (combined)	23/04/13
12.	270921	28/06/04	Russia	Strana Chudes (verbal)	27/04/12
13.	270922	28/06/04	Russia	Chudo Strana (verbal)	27/04/12
14.	39253	15/04/04	Ukraine	Wimm Bill Dann te, chogo baghaesh (combined)	12/04/12
15.	39617	17/05/04	Ukraine	Wonder Berry/Mors (Cranberry, Blackberry, Bilberry) (combined)	15/06/11
16.	39618	17/05/04	Ukraine	Wonder Berry/Mors (Red bilberry) (combined)	15/06/11
17.	39619	17/05/04	Ukraine	Chudo Yagoda (cranberry) (combined)	15/06/11
18.	39620	17/05/04	Ukraine	Wonder Berry/Mors(raspberry, cranberry) (combined)	15/06/11
19.	824550	09/04/04	WIPO	J-7 (volume)	09/04/14
20.	MGU 12216	15/08/03	Uzbekistan	Veselyi Molochnik (combined)	02/09/12
21.	MGU 12217	15/08/04	Uzbekistan	Kefirely (verbal)	06/08/12
22.	MGU 12218	15/08/03	Uzbekistan	Fresh Premium Unikalynaya technologiya (combined)	06/08/12
23.	15994	14/11/03	Kazakhstan	Veselo ghivetsya (verbal)	19/07/12
24.	16066	17/11/03	Kazakhstan	Veselyi Molochnik (combined)	16/07/12
25.	6708	28/08/03	Kyrgyzstan	Kefirely (verbal)	22/07/12
26.	6717	28/08/03	Kyrgyzstan	Veselyi Molochnik (combined)	18/07/12
27.	6827	30/01/04	Kyrgyzstan	Veselo ghivetsya (verbal)	14/11/12
28.	6796	31/12/03	Kyrgyzstan	Fresh Premium Unikalynaya technologiya (combined)	22/07/12
29.	6797	31/12/03	Kyrgyzstan	Freshi (verbal)	30/12/12
30.	6798	31/12/03	Kyrgyzstan	Nash doctor Vita (verbal)	30/12/12
31.	32.	31/12/03	Kyrgyzstan	Nash doctor Bifi (verbal)	30/12/12

2.2. No patents were received for inventions, utility models, or industrial designs in the 2nd quarter of 2004.

4.5. Analysis of the trends of development in the area of primary activity of Issuer.

In several recent years an economic growth is observed in Russia. In 2000, the growth of Gross Domestic Product was 9%, in 2001 - 5,0%, in 2002 the expected growth was about 4%. The development of the food industry is especially rapid. The increase of population’s effective demand maintains the appeal of investments in Russia food industry, making it one of most dynamically developing economic sectors. The economic crisis of 1998, which closed the Russian market for import of foodstuff, however allowed to Russian companies to grow high and this made impossible the resumption of the same volumes of the delivery of foreign foodstuff, even if one takes into consideration a constant increase of the real rate of the Russian rouble. Presently, an average part of food imported into RF forms about 3% of the common consumption. By experts’ view, today the food sector is one most rapidly developing branches of the Russian economy. Networks of supermarkets prefer to lay in a stock Russian goods since they have lower prices and do not loose against their western analogues by the quality (and are even more attractive in some cases). The creation of large holding companies with widely developed commercial networks and large production capacities and facilities in various regions is vitally important for food companies whose products cannot be transported for large distances and transport expenses often compose an essential part of the costs.

However, nobody can ensure that the last trends observed in the Russian economy, e.g., the increment of the Gross Domestic Product, relative stability of the rouble, and an insignificant inflation, will continue and that no sharp changes will take place in future. The oil and gas price fluctuations, strengthening of the real rouble rate with respect to US dollar, and consequences of a certain relaxation in the monetary politics may reflect adversely on the state of the Russian economy, the development of the food industry, and the future Issuer’s activities.

For a growth of the food industry the developed infrastructure is of large importance. The infrastructure objects of Russia, basically, were created in Soviet time and did not receive significant investments during the last decade. The infrastructure objects of railroads and transport roads, objects of power supply, communications, and housing stock infrastructure objects are in the most complicated state and situation. Federal Government carries out active work on reorganisation of the system of railroad, electric power, and telephone communications of the country. Any reorganisation of that kind may result in growth of tariff level on railroad transportation, electric power, and telephone services in combination with an impossibility to receive the expected income as concerns the investments necessary for carrying out repairs, technical maintenance, and modernisation of such systems. The ill-being of the Russian infrastructure objects deteriorates the country economy, results in stoppage in delivery of goods and services, an increase of expenses related to business activities in Russia. A deterioration of the situation in the industry and situation of the Issuer in the industry can be a result of:

1) lowering effective demand of the population with respect to the products of WBD Group in view of deterioration  of the financial and economic situation of population in the regions, consumers of food industry products produced by the WBD Group;

2) possible deterioration of the fulfilment of the Budget of Russian Federation due to large volume of payments implied by the external debt of Russia in 2003 and decrease of incomes of workers of budget sphere;

3) growth of the business competition in the industry.

By Issuer’s estimates, industrial risks are minimal for WBD Group companies. In the production of milk products and juices Wimm-Bill-Dann- Group is the leader of industry, controlling significant parts of market. To minimise the industry risks, Wimm-Bill-Dann Group  acts as follows:

1)              orientation to diversification of production;

2)              long-term programs of production;

3)              development of programs for lowering expenses related to production, active investment politics as concerns the technical and technological rearrangement of manufacturing capabilities and  production basis in order to augment the competitive abilities and capacities of group companies.

Issuer is characterised by high level of credit quality and low level of credit risk. During 2001 and 9 months of 2002, the part of debt capital with respect to proper capital and reserves reduced from 3.44% to 0.07%.  The creditworthiness of Issuer is ensured by high values of supplementary capital and also by the amount of the net wealth.  Within 9 months of 2002 an almost 9 times increase of net wealth of Issuer took place with respect to 2001, the authorised capital stock risen from  700 million roubles up to 880 million roubles. Thus, Issuer improved significantly its financial situation.

Although juice consumption in Russia is increasing, our profit margins on our juice products decreased in 2002 due to vigorous market competition from domestic and foreign producers and to consumer preference for low-price, lower-quality juice products primarily in the regions outside of Moscow and St. Petersburg where per capita household incomes are generally lower. These factors put downward pressure on juice prices in all price categories in 2002. At the same time, prices for juice concentrate increased. A continuation of these trends may cause a further decline in our juice prices and profit margins and, consequently, have a further negative effect on our results of operations.

We sell our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to wholesalers for resale to retail outlets. We expect sales to independent retailers and wholesalers to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs. For example, in the spring of 2001, several Russian supermarket chains formed a loose alliance which publicly announced its intention not to purchase our products Although these supermarket chains now purchase our products , there can be no assurance that they will continue to do so or that other supermarket chains will not attempt a similar consolidation of market power. This alliance also intends to seek price discounts from manufacturers. Additionally, a number of large Western retailers, such as the Turkish retailer Ramenka, the German retailer Metro and the French retailer Auchan, have already opened stores in the Moscow region, and we expect that these retailers will increase price competition.

See also the analysis of trends of development in the primary Issue’s activity in Section 2.5.5. (Risks relating to the Issuer’s business).

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Chairman of the Management Board;

4. Management Board

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)              determination of the priority directions of the Company’s activities;

2)              calling of annual and extraordinary General Meetings of Shareholders , except in the cases provided for by article 55.8 of the JSC Law;

3)              approval of the agenda of the General Meeting of Shareholders;

4)              determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)              placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)              determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)              acquisition of shares, bonds, and other securities  placed by the Company in the cases provided for by the JSC Law;

8)              formation of the executive bodies of the Company and early termination of their authorities—election of  the Chairman of the Management Board and appointment of the members of the Management Board,

9)              determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)        recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)        recommendations on the amount of the dividend on shares and the procedure for its payment;

12)        utilization of the reserve fund and other funds of the Company;

13)        approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)        creation of branches and opening of representative offices of the Company;

15)        approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)        approval of the transactions provided for by chapter XI of the JSC Law;

17)        approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)        other issues provided for by the JSC Law and Company’s charter….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

•      organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

•      decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

•      establishment of prices, rates, and commissions under contracts with suppliers and consumers;

•      ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

•      keeping personnel records in accordance with current Russian legislation;

•      monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

•      the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

•      providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

•      organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

•      performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer does not have a single internal document to regulate its corporate conduct.

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1996-1999

Organization: ZAO “Foods Production”

Area of Operations: Production of foods, juices, and beverages

Position: Deputy Director

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 – 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 6.83%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Orlov, Alexander Sergeevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2003 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 4.39%

Shares in Associated/Dependent Companies of the Issuer:

Name: OJSC “Lianozovo Dairy”

Share: 0.028%

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - Present

Organization: ZAO “Auto-Sorok”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Share in the Issuer’s charter capital stock: 9.465%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.025%

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1994 - 1997

Organization: Ministry of Economy of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1997 - 1998

Organization: Government of the Russian Federation

Area of Operations: Economics

Position: Minister

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1990 - 1997

Organization: EBRD Bank

Area of Operations: Banking

Position: Deputy Vice-President

Period: 1997 - 1998

Organization: Mc. BBL, Investment Bank

Area of Operations: Banking

Position: Head of Department

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: Norilsk Nickel

Area of Operations: Metallurgy

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Area of Operations: Consulting services

Position: Chairman

Period: 2003 - Present

Organization: Chatura Furniture

Area of Operations: no data

Position: Member of the Board of Directors

Share in the Issuer’s charter capital stock: none

Shares in Associated/Dependent Companies of the Issuer: none

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 1997 - 2000

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: President of Northern Eurasia Division

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - 2003

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2003 - Present

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Period: 2002-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Individual executive body and members of collective executive body:

Plastinin, Sergei Arkadievich

Born: 1968

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - Present

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - Present

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: 12.16%

Shares in Associated/Dependent Companies of the Issuer:

Name: PJSC “Lianozovo Dairy”

Share: 0.049%

Byrdin, Maxim Olegovich

Born: 1972

Education: higher

Positions over past 5 years:

Period: 1998 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Executive Director

Period: 2002 - Present

Organization: Baltic Milk Dairy OJSC (former Roska OJSC)

Area of Operations: Production and sale of foods

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2002 - 2003

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Period: 2003 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003- 2004

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: Open Joint Stock Company “Tuimazy Milk Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Share in the Issuer’s charter capital: none

Shares in Associated/Dependent Companies of the Issuer: none

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

Education: higher

Positions over past 5 years:

Period: 1999 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Deputy General Director

Period: 2000 - 2000

Organization: BeeOnLine-Portal ZAO

Area of Operations: Telecommunication services

Position: General Director

Period: 2000 - 2000

Organization: Vympel Communications OAO

Area of Operations: Telecommunication services

Position: Vice President

Period: 2000 - 2002

Organization: Ward Howell International ZAO

Area of Operations: Consulting services

Position: Consultant

Period: 2002 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of  Board of Directors

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Malyutin Akeksandr Evgenyevich

Born: 1977

Education: higher

Positions over past 5 years:

Period: 1998 -2000

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: commercial representative

Period: 2000 -2004

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: sales department manager

Period: 2004 -2004

Organisation: CJSC Tetra Pak AO

Area of Operations: production and selling of packing production

Position: business development manager

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the Juice Business Segment

Period: 2004 -Present

Organisation: Trading Company Wimm-Bill-Dann CJSC

Area of Operations: Production and sale of  juice production

Position: Executive director

Period: 2004 -Present

Organisation: Ramenskoye Dairy OJSC

Area of Operations: Production and sale of  juice production

Position: Member of Board of Directors

Period: 2004 -Present

Organisation: Depsona CJSC

Area of Operations: Production and sale of  juice production

Position: Member of Board of Directors

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Yadegardjam Djamshid

Born: 1965

Education: higher

Positions over past 5 years:

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the investor relations Department

Shares in Issuer’s Authorised Capital Stock: none

Shares in Associated Companies/ Affiliated Companies: none

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2003 financial year amounted to 25 892 391, 93 RUR.

Total remunerations paid to the members of the collective executive body (Management Board) in the 2003 financial year amounted to:  19 129 438, 10 RUR.

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Internal Audit Committee

Auditor

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Internal Audit Committee.

The Internal Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Internal Audit Committee members.

The term of the Internal Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Internal Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Internal Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Internal Audit Committee. The remaining Internal Audit Committee members shall fulfill their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Internal Audit Committee are terminated, the term of the new Internal Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Internal Audit Committee. Members of the Company Internal Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Internal Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Internal Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Internal Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Internal Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Internal Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Internal Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Internal Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association the Auditor effects the revision of the Issuer’s  business activities according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.                        An internal audit of the Company shall be carried out by the Company Internal Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit Service, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer has also established an Audit Committee consisting of three independent members of the Company’s Board of Directors.

The Audit Committee assists the Issuer’s Board of Directors in the exercise of its supervisory functions in the following areas:

•                                          Financial statements of the Issuer and their preparation;

•                                          Internal accounting and financial controls;

•                                          Monitoring of key risks;

•                                          Operation of the Internal Audit Service and independent auditors;

•                                          Qualification and extent of independence of independent auditors;

•                                          Issuer’s compliance with business ethics requirements;

•                                          Legislative and regulatory compliance.

The Issuer does not have any internal document to prevent unauthorized use of the Company insider information.

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Internal Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: Head of the Internal Control and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Gorshechnikova

Year of birth: 1966

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

1995-1999

Enterprise: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Position: senior instructor

1999-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Managerial Accounting and Analysis Department

2002-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Elena V. Smirnova

Year of birth: 1967

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2001-2002

Enterprise: TsMK OAO

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

2003-Present

Enterprise: WBD Foods

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

2000-2002

Enterprise: PTG WBD ZAO

Position:  economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

1997-2002

Enterprise: PTG WBD ZAO

Position: economist, analyst, Deputy Head of the Managerial Accounting and Analysis Department

2002-2002

Enterprise: LMK OAO

Position: Deputy Director of the Internal Control Department

2003-Present

Enterprise: WBD Foods OAO

Position: Deputy Head of the Internal Audit Service

Share in the Issuer’s charter capital: none

Share in Associated/Dependent Companies of the Issuer: none

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

The amount of remunerations to be paid to Internal Audit Committee members for the 2003 financial year was not determined by the Issue’s General shareholder’s meeting and therefore the remuneration wasn’t paid to these persons for performance of their functions of Internal Audit Committee members.

Total size of remuneration paid to the Issuer’s Auditor within 2003 financial year amounted to RUR 210 928.17.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Indicator	2 quarter 2004
The average number of the employees on the Issuer’s payroll	292
Allocations for remunerations, RUR	72 267 950.95
Allocations for social security payments, RUR	7 283 149.32
Total expenditures, RUR	79 551 100.27

Information on age and educational background of the Issuer’s staff

Indicator	2 quarter 2004
Staff (employees) under 25, %	9.6

Staff (employees) above 25 and under 35, %	60.3

Staff (employees) above 35 and under 55, %	26

Staff (employees) above 55, %	4.1

Total:	100
among them those, who finished secondary (high) and/or senior schools, %	3.7

those, who finished primary and/or vocational schools, %	15

those, who have university degrees, %	69.8

those, who completed postgraduate courses, %	11.3

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issue’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issue’s participants/shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 17

Total number of nominee holders: 8

6.2. Shareholders (participants), owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (members) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issue’s shareholders.

Name: Deutsche Bank Trust Company Americas

Location: 60 Wall street, New York, NY 10005

Share of the Issuer’s charter capital: 32,76%

Share of Issuer’s ordinary shares owned: 32, 76%

The aforementioned equity stake is registered in the Register of Shareholders in the name of the following nominee holder.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Shareholders (participants) owning not less than 20% of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

None

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 18.8%

Share of the Issuer’s ordinary shares held: 18.8%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 12.16%

Share of the Issuer’s ordinary shares held: 12.16%

Iakobachvili, David

Share of the Issuer’s charter capital: 9.465%

Share of the Issuer’s ordinary shares held: 9.465%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 6.83%

Share of the Issuer’s ordinary shares held: 6.83%

Name: Depositary Clearing Company CJSC (nominee holder)

Location: Russia, 125047, Moscow, ul. 1 Tverskaya -Yamskaya, d.13

Percent of Issuer’s charter capital held: 8.54%

Percent of Issuer’s ordinary shares owned: 8.54%

Shareholders (members) holding at least 20% of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to Participate in the Issuer’s Management (“golden share”):

Not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

No restrictions.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders (participants) that possess at least 5% of the Issuer’s authorized stock (share fund) or at least 5% of the Issuer’s common stock

The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17,13%

Orlov, Alexander Sergeevich – 9,68%

Plastinin, Sergey Arkadievich – 17,13%

Timohins Alexanders – 9,79%

Yushvaev, Gavril Abramovich: 26,48%

Iakobachvili, David – 8,89%

The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the  share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity - 27,76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8,64%

Share of the Issuer’s common stock owned by this person - 6,87%

Plastinin, Sergey Arkadievich – 17,13%

Share of this person in the Issuer’s charter capital– 15,29%

Share of the Issuer’s common stock owned by this person - 12,16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8,74%

Share of the Issuer’s common stock owned by this person - 6,95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23,64%

Share of the Issuer’s common stock owned by this person - 18,8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8,05%

Share of the Issuer’s common stock owned by this person - 6,41%

The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 27,65%

Dubinin, Mikhail Vladimirovich – 12,16%

Orlov, Alexander Sergeevich – 6,87%

Plastinin, Sergey Arkadievich – 12,16%

Timohins Alexanders – 6,95%

Yushvaev, Gavril Abramovich: 18,8%

Iakobachvili, David – 6,41%

The meeting was held on January 31, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on December 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,29%

Dubinin, Mikhail Vladimirovich – 12,16%

Orlov, Alexander Sergeevich – 6,87%

Plastinin, Sergey Arkadievich – 12,16%

Timohins Alexanders – 6,95%

Yushvaev, Gavril Abramovich: 18,8%

Iakobachvili, David – 6,41%

The meeting was held on April 24, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on March 23, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,24%

Yushvaev, Gavril Abramovich: 18,8%

Dubinin, Mikhail Vladimirovich – 12,16%

Plastinin, Sergey Arkadievich – 12,16%

United Burlington Investments Limited, a private company limited by shares – 6,95%

Orlov, Alexander Sergeevich – 6,87%

Iakobachvili, David – 6,41%

The meeting was held on June 18, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 30, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 28,20%

Yushvaev, Gavril Abramovich: 18,8%

Plastinin, Sergey Arkadievich – 12,16%

Dubinin, Mikhail Vladimirovich – 10,16%

United Burlington Investments Limited, a private company limited by shares – 6,95%

Iakobachvili, David – 6,41%

Orlov, Alexander Sergeevich – 6,22%

The meeting was held on March 24, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on February 20, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas - 32,70%

Yushvaev, Gavril Abramovich: 18,8%

Plastinin, Sergey Arkadievich – 12,16%

Dubinin, Mikhail Vladimirovich – 8,19%

 Iakobachvili, David – 7,19%

United Burlington Investments Limited, a private company limited by shares – 5,29%

Orlov, Alexander Sergeevich – 5,22%

The meeting was held on May 12, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 06, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5,29%

The meeting was held on June 22, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on May 05, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5,29%

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of the related parties transactions in the accounting quarter which were approved by the shareholders’ general meeting equals an amount made up of the following:

RUR 290 310 000

Amount of RUR 2 498 842 790.8 increased by 9.5% p.a.

Amount of Surety Agreement determined as follows:

US$ 10 000 000, increased by the amount of interest accrued thereon at the rate of 10.5% p.a., and the amount of other potential payments due under the said agreement.

Amount of Surety Agreement determined as follows:

US$ 35 000 000, increased by the amount of interest accrued thereon at the rate of 13.5% p.a., and the amount of other potential payments due under the said agreement.

Amounts of Legal Costs Reimbursement Agreements in favor of officers serving on the governing bodies of the Issuer, providing for reimbursement of all costs and expenses incurred by the said persons in connection with any suit, claim, action or proceeding arising out of discharge by the said persons of their official duties.

The total amount of transactions with interested parties approved by the Board of Directors during the reporting quarter comprises the following amounts:

RUR 11 677 627.15.

US$ 35 715.

Amount of the Surety Agreement under which the Issuer secures performance of obligations of a third party under a leasing agreement for the amount specified therein, including, but not limited to, liquidated damages, interest on overdue leasing payments, as well as fines and other expenses incurred as a result of such third party’s default under the said leasing agreement.

The Issuer also approved execution of 5 leasing agreements with annual payments of US$ 1 800 (excluding VAT at 18%) each.

Amounts of Legal Costs Reimbursement Agreements in favor of officers serving on the governing bodies of the Issuer, providing for reimbursement of all costs and expenses incurred by the said persons in connection with any suit, claim, action or proceeding arising out of discharge by the said persons of their official duties.

Amounts of Indemnity Agreements in favor of officers serving on the governing bodies of the Issuer for the amount of all costs and expenses incurred by the said officers in connection with any suit, claim, action or proceeding arising out of discharge by the said officers of their official duties.

Total amount of Surety Agreements securing discharge by third parties of their respective obligations under Agreements executed by them, for the amount of 8 091 372, increased by the amount of possible penalties, interest and other payments due and payable thereunder.

The Issuer also approved a number of leasing agreements, sub-leasing agreements, and vehicle maintenance agreements for the total amount of RUR 148 086.5 (including VAT at 18%).

The Issuer also approved two surety agreements securing discharge by a third party of its contractual obligations, for the total amount of € 998 121.

The Issuer also approved a license agreement, with the amount (fee) determined in accordance with the following procedure: from 0.01% to 5% (excluding VAT) of proceeds from the sale of products, but at least 120 rubles (including VAT).

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected

Such transactions were not effected in the accounting quarter.

Transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

2004 financial year, 2 quarter

No.	Types of Accounts Receivable	Less than 60 days	60-90 days	90-180 days	180 days – 1 year	more than 1 year

1	Total accounts receivable, RUR	254,804	—	—	—	—
	including:
	delayed, RUR		—	—	—	—
2	clients and customers, RUR	67,067
	Including debt of the subsidiaries and dependent companies, RUR	66,849
3	Promissory notes receivable, RUR
4	debt of the participants (founders) in contributions to the authorized stock, RUR
5	prepaid expenses, RUR	26,715
6	other borrowers, RUR	161,022
	Including debt of subsidiaries and dependent companies	134,668
	Total, RUR:	254,804

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issue

Not provided in the reporting period

7.2.Quarterly financial statements of the Issue for the latest finished reporting period.

Attachment 1 (Forms 1,2)

7.3. Consolidated financial statements of the Issue for three latest finished financial years or for each finished financial year.

Attachment 2

7.4. Information on total export and export share in total sales

Not provided in the report for the present quarter.

7.5. Information on material changes in the Issuer’s property after the end of the last complete financial year

In the said period there were no material changes in the Issuer’s property.

7.6. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1                     Information on the amount, the structure of the authorized stock (share fund) of the Issuer

Amount of the Issuer’s charter capital (rub.): 880,000,000
Charter capital Breakdown by Share Category:
Common Shares:
total amount (rub.): 880,000,000
share of the charter capital: 100%
Preferred Shares:
total amount (rub.): 0

share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign Issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category:

32,76%

Name and location of the foreign Issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company Americas)

Location: 60 Wall Street, New York, NY 10005

Brief description of program (program type), which authorizes issue of a foreign Issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the Issuer’s shares of the relevant category (type) outside the Russian Federation;

The Issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Notification of 16.03.2004 No.04-DG-04/4634 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 3,186,999)

Name of foreign trade arranger through which the foreign Issuer’s securities certifying the rights in regard to the Issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the Issuer

Size and structure of the authorized stock (share fund) of the Issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the Issuer’s management body having decided on changes in the Issuer’s authorized stock;

General meeting of the Issuer’s shareholders

Compilation date and number of the minutes of the meeting of the Issuer’s management body, where the decision on changes in the size of the Issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the Issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

….Article 11 of the Articles of Association

    11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 17,334,498.19 (1.97% of the Issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Articles of Association. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by these Articles.….

Size of the provisions to the fund within reporting period amounted to RUR 4 713 159.30

Size of the fund resources used during the accounting quarter, and areas of usage thereof.

In the reporting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the Issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the Issuer’s supreme management body, and procedure for filing (presentation) of such demands;

…..The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company.  The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’

Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Internal Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the Issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the Issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the Issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the Issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5                     Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Kondyrev, Mikhail Vil’enovich

Born: 1970

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company Baltic Milk Dairy (former Roska OJSC)

Location: St. Petersburg, Russia

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Byrdin Maxim Olegovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kompaniets, Leonid Andreevich

Born: 1957

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Smirnov, Pavel Andreevich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Plastinin Sergei Arkadievich

Year of birth: 1968

Share in Issuer’s Authorised Capital Stock: 12.16%

Share in the total amount of Issuer’s ordinary shares: 12.16%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Darya”

Location: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Postal Address: 310172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 98.84%

Issuer’s share in the total amount of ordinary shares of the entity: 98.84%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Bubley Nikolai Andreevich

Year of birth: 1952

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Kizyko Petr Aleksandrovich

Born: 1978

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Ibragimov Marat Galievich

Born: 1958

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Buryan Aleksandr Ivanovich

Born: 1961

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Sabirov Mirhatim Mirgasimovich

Year of birth: 1945

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83,19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Malyutin Aleksandr Evgenyevich

Year of birth: 1977

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 85.26%

Issuer’s share in the total amount of ordinary shares of the entity: 85.26%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.432%

This person’s share in the total amount of Issuer’s ordinary shares: 1,432%

Bolotovsky, Roman Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Filatov, Vladislav Stanislavovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Byrdin, Maxim Olegovich

Year of birth: 1972

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

The authorities of the collective executive body members have not been extended.

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Beregnoy Vladimir Andreevich

Year of birth: 1951

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

Lut Ludmila Pavlovna, 1952

Mikhevrina Olga Fedorovna, 1952

Sugeyko Grigory Vasilyevich, 1952

Kotsyuba Galina Ivanovna, 1950

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint Stock Company “Kharkov Dairy”

Location: 60172, Ukraine, Kharkov, ul. Roganskaya, d. 149

Issuer’s share in the charter capital of the legal entity: 75.075%

Issuer’s share in the total amount of ordinary shares of the entity: 75.075%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Nazarenko O.

Born: 1953

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Nogovitsyn Lev Alekseevich

Born: 1959

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Preobrazhensky, Vladimir Vladimirovich

Born: 1961

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin, Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Not provided by the constitutive documents of the entity

Members of collective executive body of the entity (with specification of the year of birth)

Novoseltsev Nikolay Fedorovich, 1959 (Chairman)

Pohodenko Sergey Nikolaevich, 1956

Komarova Tatyana Yurievna, 1974

Novoseltsev Nikolay Fedorovich, 1959

All specified above officers - members of the collective executive body of this entity own share neither in the Issuer’s charter capital nor in the total amount of Issuer’s ordinary shares.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70.31%

Issuer’s share in the total amount of ordinary shares of the entity: 70.31%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Yaroslavsky, Evgeny Lvovich

Born: 1954

This person’s share in the Issuer’s charter capital: 1.432%

This person’s share in the total amount of Issuer’s ordinary shares: 1.432%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Kozlikin Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25,1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Byrdin, Maxim Olegovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Rodriges Bermudes, Elena Viktorovna

Born: 1967

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Vishnyakov, Mikhail Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 2.59%

This person’s share in the total amount of Issuer’s ordinary shares: 2.59%

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Evdokimov, Viktor Egorovich

Born: 1953

This person’s share in the Issuer’s charter capital: 0.424%

This person’s share in the total amount of Issuer’s ordinary shares: 0.424%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Chernoshtanova Larisa Yuryevna

Born: 1965

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Anisimov, Dmitry Aleksandrovich

Born: 1957

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin, Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Vasilyeva, Marina Anatolyevna

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Schetkov, Sergei Yurievich

Born: 1962

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12.16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Byrdin, Maxim Olegovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Slezko Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital:0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Luka, Lilian Stepanovich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Smirnov, Pavel Andreevich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Gorobets, Grigory Vasilyevich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Murtazin Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Popov, Konstantin Ilyich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Khasiev, Albert Maratovich

Born: 1977

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Scheblanov, Sergey Aleksandrovich

Born: 1976

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Nasyrov,Vadim Zinurovich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Demidova, Valentina Vasilyevna

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “Toshkent Sut “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 76,98%

Issuer’s share of the ordinary shares of the legal entity: 76,98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 6.83%

This person’s share in the total amount of Issuer’s ordinary shares: 6.83%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 4.391%

This person’s share in the total amount of Issuer’s ordinary shares: 4.391%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 12.16%

This person’s share in the total amount of Issuer’s ordinary shares: 12,16%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 9.465%

This person’s share in the total amount of Issuer’s ordinary shares: 9.465%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kholov M.KH.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Irgashov A.T.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body isn’t formed.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Members of the Board of directors of the legal entity:

The Board of directors has no been formed.

Person performing the functions of individual executive body of the entity:

Surmonin, Sergey Borisovich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

B+/Negative (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B1 (Moody’s  International scale rating)

The said credit rating was awarded to the Issuer for the first time

On December 11, 2003 Standart&Poor’s rating agency declared the revision of forecast of Issuer’s rating change from Stable to Negative due to lower, than expected, financial results in accordance with GAAP consolidated financial statements for 9 months of 2003.

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

B3 (Moody’s International scale rating)

The said credit rating was awarded to the Issuer for the first time

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the Issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard & Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the Issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the Issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the Issuer’s options – 0 shares;

Data on the State Registration:

Date of Registration: 06.02.2001

Registration Number: 1-01-06005-A

Body of State Registration (which has effected the consolidation of Issuer’s securities (shares) issues): Federal Commission for Security Market of Russia

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2.  Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter  and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request, may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

8.3. Information on prior issues of the Issuer’s securities other than the Issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2       Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Additional Information on the Issue Securities:

No other material information

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)          Purchase price: 100% of the face value;

a.2)          Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)          Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bond owners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)             the Issuer’s Consolidated and Combined Financial Statements;

2)             the composition of the Issuer Group;

3)             the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue :

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

8.3.3 Information on issues, for the securities of which the Issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.   Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number:10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:  July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 09.10.1992 No. 3615-1

8.8. Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 6%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

8.9. Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds.

Period: 2001

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2002

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2003

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Period: 2004, 1 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Period: 2004, 2 quarter

Dividends Accrued per Share (rub.): 0

Total Amount of Dividends Accrued to Shares of this Category (Type) (rub.): 0

Total Amount of Dividends Paid to Shares of this Category (Type) (rub.): 0

Amount of Dividends Accrued per Share of this Category (Type) with Due Date Yet to Come (rub.): 0

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Date of payment in respect of the 2nd coupon -  April 13, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 59 rubles 74 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 89,610,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid:

1st coupon – April 15 – October 14, 2003;

2nd coupon – October 14,2004 – April 13, 2004.

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid:

1st coupon – 96,480,000 rubles;

2nd coupon – 89,610,000 rubles.

8.10. Other information

No other information

ATTACHMENT 1

BALANCE SHEET

at July 1 2004

CODES
Form No 1 OKUD	0710001
Date (year, month, day)
Organization	Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number (TIN)	TIN	7709342399
Type of activity	services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS
Unit of measure: thousand rubles	OKEI	384/385
Location (address)	16/15, Yauzsky bulvar, room 306, Moscow

Date approved
Date sent (accepted)

	Item code	At start of reporting year	At end of reporting period
1	2	3	4
ASSETS

I. NON-CURRENT ASSETS			21,896
Intangible assets	110	21,840
Fixed assets	120	20,753	21,009
Construction in progress	130	10,668	10,550
Income-bearing investments in tangible assets	135
Long-term financial investments	140	10,980,769	10,632,496
Deferred tax assets	145	306	10,466
Other non-current assets	150
TOTAL for Section I	190	11,034,336	10,696,417
II. CURRENT ASSETS
Inventories	210	33,380	49,456
including: raw materials, consumables, and other material assets	211	612	156
livestock in breeding and feeding
work in progress (distribution costs)
finished products and goods for resale		11
shipped goods
deferred expenses		32,757	49,300
other reserves and expenses
Value-added tax on purchased assets	220	6,029	4,200
Accounts receivable (payment expected more than 12 months after reporting date)	230
of which: buyers and customers
Accounts receivable (payments expected within 12 months of reporting date)	240	519,193	254,804
including: buyers and customers		130,091	67,067
advances made		268,787	26,715
other debtors		120,315	161,022
Short-term financial investments	250	30,382	590,000
Cash	260	641,695	513,836
Other current assets	270
TOTAL for Section II	290	1,230,679	1,412,296
BALANCE	300	12,265,015	12,108,713

	Line code	At start of reporting year	At end of reporting period
1	2	3	4
LIABILITIES

III. CAPITAL AND RESERVES
Charter capital	410	880,000	880,000
Own shares redeemed from shareholders	411
Capital surplus	420	4,958,622	4,958,622
Reserve capital	430	12,621	17,334
including:
statutory reserves	431
reserves formed in accordance with organizational documents	432	12,621	17,334
Retained earnings (uncovered losses)	470	333,153	267,854
TOTAL for Section III	490	6,184,396	6,123,810
IV. LONG-TERM LIABILITIES
Loans and credits	510	5,918,175	5,854,110
Deferred tax liabilities	515	525	281
Other long-term liabilities	520
TOTAL for Section IV	590	5,918,700	5,854,391
V. SHORT-TERM LIABILITIES
Loans and credits	610	80,421	72,568
Accounts payable	620	81,498	52,488
including:
suppliers and contractors	621	39,319	16,015
amounts owed to organization’s employees	622	15,356	24,888
amounts owed to state extrabudgetary funds	623	673	1,799
amounts owed in respect of taxes and levies	624	25,943	8,884
other creditors	625	207	902
Income payable to participants (founders)	630
Unearned revenues	640
Provisions for expenses	650		5,457
Other short-term liabilities	660
TOTAL for Section V	690	161,919	130,513
BALANCE	700	12,265,015	12,108,714
Statement of assets on off-balance accounts
Rented fixed assets	910	279,733	280,654
including leased assets	911
Valuables in custody	920
Consigned goods	930
Bad debts written off as losses	940
Security received for liabilities and payments	950	0
Security given for obligations and payments	960	945,816	824,427
Housing depreciation	970
Depreciation of amenities and similar facilities	980
Intangible assets received for use	990

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V. V. Khaminov
(signature)			(signature)	(name)

July 2004

INCOME STATEMENT

for 1 half 2004

CODES
OKUD Form No 2	0710002
Date (year, month, day)
Organization	Wimm-Bill-Dann Foods OJSC	OKPO	57024227
Taxpayer identification number	TIN	7709342399
Type of activity	services	OKVED	15.98 15.32 74.14
Organizational-legal form/form of ownership
Open Joint Stock Company	OKOPF/OKFS	47	34
Unit of measure: thousand rubles	OKEI	384/385

Item
Name	Code	For reporting period	For same period of preceding year
1	2	3	4
Income and expenses for usual activities
Revenue (net) from sale of goods, products, work, services (less VAT, excises, and similar obligatory payments)	010	209,106	202,948
Cost price of goods, products, work, and services sold	020	3,311	25,851
Gross profit	029	205,795	177,097
Commercial expenses	030	0	4,290
Administrative expenses	040	307,283	171,958
Profit (loss) from sales	050	(101,489)	849
Other income and expenses
Interest receivable	060	394,037	245,469
Interest payable	070	264,447	84,972
Income from participation in other organizations	080
Other operating income	090	455,575	3,424,582
Other operating expenses	100	456,566	3,569,058
Non-operating income	120	151,889	116,009
Non-operating expenses	130	249,990	93,821
Profit (loss) before taxes	140	(70,991)	39,058
Deferred tax assets	141	10,160
Deferred tax liabilities	142	(244)
Current tax on profits	150		18,021
	180
Net profit (loss) for the reporting period	190	-60,587	21,037
FOR REFERENCE
Standing tax liabilities (assets)	200	28,214
Gross profit (loss) per share	210
Diluted profit (loss) per share	220

INDIVIDUAL PROFIT AND LOSS ITEMS

Item		For reporting period		For same period of preceding year
name	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to a court decision or arbitral award	310
Profit (loss) of previous years	320
Compensation of losses caused by nonperformance or improper performance of obligations	330
Exchange-rate differences in foreign exchange operations	340	150,797	96,550	84,338	56,215
Allocations for allowances	350	X		X
Receivables and payables written off upon expiration of limitations period	360

Chief Executive Officer	V. V. Preobrazhensky	Chief Accountant		V. V. Khaminov
(signature)			(signature)	(name)

July 2004

ATTACHMENT 2

Wimm-Bill-Dann Foods

Consolidated and Combined Financial Statements

Year ended December 31, 2003

with Report of Independent Auditors

Wimm-Bill-Dann Foods

Consolidated and Combined Financial Statements

Year ended December 31, 2003

Contents

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated and Combined Statements of Income and Comprehensive Income

Consolidated and Combined Statements of Cash Flows

Consolidated and Combined Statements of Shareholders’ Equity

Notes to Consolidated and Combined Financial Statements

Report of Independent Auditors

The Board of Directors and Shareholders

Wimm-Bill-Dann Foods

We have audited the accompanying consolidated balance sheets of Wimm-Bill-Dann Foods, a Russian Open Joint Stock Company (“the Company”), as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  The combined financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants.  Those auditors expressed an unqualified opinion on those financial statements in their report dated April 15, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wimm-Bill-Dann Foods as of December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young (CIS) Limited

March 1, 2004

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	December 31,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents (Note 6)	$40,264	$29,340
Trade receivables, net (Note 7)	57,424	60,146
Inventory, net (Note 8)	88,243	86,063
Taxes receivable	92,624	57,734
Advances paid	19,690	10,811
Net investment in direct financing leases (Note 9)	1,551	1,338
Deferred tax asset (Note 19)	5,210	1,850
Other current assets	3,648	5,810
Total current assets	308,654	253,092

Non-current assets:
Property, plant and equipment, net (Note 11)	393,769	293,580
Intangible assets, net (Note 10)	3,005	2,736
Goodwill (Note 12)	24,695	19,885
Net investment in direct financing leases – long-term portion (Note 9)	4,391	4,381
Long-term investments (Note 13)	2,931	1,989
Deferred tax asset – long-term portion (Note 19)	1,893	—
Other non-current assets (Note 14)	4,547	2,812
Total non-current assets	435,231	325,383

Total assets	$743,885	$578,475

The accompanying notes are an integral part of these statements.

2

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets (continued)

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	2003	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$51,487	$40,144
Advances received	2,586	3,905
Short-term loans (Note 16)	493	94,050
Long-term loans, current portion (Note 16)	1,769	2,483
Notes payable (Note 17)	6,032	16,096
Taxes payable	9,272	4,933
Accrued liabilities (Note 15)	10,983	8,346
Government grants – current portion (Note 20)	2,194	2,033
Other payables (Note 18)	36,033	25,770
Total current liabilities	120,849	197,760

Long-term liabilities:
Long-term loans (Note 16)	7,882	4,546
Long-term notes (Note 17)	200,926	—
Other long-term payables (Note 18)	49,020	55,047
Government grants – long-term portion (Note 20)	7,052	8,568
Deferred taxes – long-term portion (Note 19)	12,370	8,121

Total long-term liabilities	277,250	76,282

Total liabilities	398,099	274,042

Commitments and contingencies (Note 30)

Minority interest (Note 22)	21,168	21,549

Shareholders’ equity (Note 21):
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 rubles at December 31, 2003 and 2002	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	20,581	—
Retained earnings	109,997	88,844
Total shareholders’ equity	$324,618	$282,884

Total liabilities and shareholders’ equity	$743,885	$578,475

The accompanying notes are an integral part of these statements.

3

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Income and Comprehensive Income

(Amounts in thousands of U.S. dollars, except share and per share data)

	2003	2002	2001

Sales (Note 28)	$938,459	$824,734	$674,616

Cost of sales (Note 23)	(665,104)	(579,707)	(492,990)

Gross profit	273,355	245,027	181,626

Selling and distribution expenses (Note 24)	(140,746)	(109,527)	(62,213)
General and administrative expenses (Note 25)	(75,973)	(62,955)	(54,461)
Other operating expenses	(7,481)	(6,497)	(4,498)

Operating income	49,155	66,048	60,454

Financial income and expenses, net (Note 26)	(15,273)	(14,131)	(10,581)

Income before provision for income taxes and minority interest	33,882	51,917	49,873

Provision for income taxes (Note 19)	(10,717)	(14,249)	(14,166)

Minority interest (Note 22)	(2,012)	(1,922)	(3,962)

Income from continuing operations	$21,153	$35,746	$31,745

Income from discontinued operations, net of income tax expense of $386 (Note 5)	—	—	103

Net income	$21,153	$35,746	$31,848

Other comprehensive income, net of tax
Currency translation adjustment	20,581	—	—

Comprehensive income	$41,734	$35,746	$31,848

Earnings per share - basic and diluted:
Income from continuing operations	$0.48	$0.83	$0.91
Income from discontinued operations	$—	$—	$0.00
Net income	$0.48	$0.83	$0.91
Income from currency translation adjustment	$0.47	$—	$—

Comprehensive income	$0.95	$0.83	$0.91

Weighted average number of shares outstanding, basic and diluted	44,000,000	43,063,014	34,888,000

The accompanying notes are an integral part of these statements.

4

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Cash Flows

(Amounts in thousands of U.S. dollars)

	2003	2002	2001
Cash flows from operating activities:

Income from continuing operations	$21,153	$35,746	$31,745

Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,012	1,922	3,962
Depreciation and amortisation	30,780	18,611	12,722
Currency remeasurement gain relating to bonds payable and long-term payables	(8,245)	(1,295)	(257)
Provision for obsolete inventory	2,100	1,154	182
Fianance lease expense	—	—	50
Provision for doubtful accounts	8,230	1,970	226
(Gain) loss on disposal of property, plant and equipment	(358)	606	341
Earned income on net investment in direct financing leases	(483)	(395)	(561)
Deferred tax (benefit) expense	(4,149)	38	2,173
Currency remeasurement loss relating to cash and cash equivalents	1,244	639	300
Non-cash rental received	2,095	1,606	1,621
Gain from sale of trading securities	(1,903)	—	—
Unrealised holding gain for trading securities	—	(742)	(318)
Write off of net investment in direct finance leases	—	162	288
Write off of trade receivables	1,361	1,262	—
Amortisation of bonds issue expenses	613	—	—
Changes in operating assets and liabilities:
Decrease (increase) in inventories	2,394	5,194	(30,296)
Increase in trade accounts receivable	(2,356)	(34,893)	(14,107)
(Increase) decrease in advances paid	(7,681)	3,189	(5,434)
Increase in taxes receivable	(30,723)	(32,880)	(13,885)
Decrease (increase) in other current assets	1,068	2,782	(3,285)
Increase (decrease) in trade accounts payable	6,363	(13,279)	9,377
(Decrease) increase in advances received	(1,565)	1,390	(306)
Increase in taxes payable	5,492	1,028	5,356
Increase (decrease) in accrued liabilities	1,898	(1,081)	1,326
Increase in other current payables	2,071	619	5,216
(Decrease) increase in other long-term payables	(227)	(216)	6,155

Net cash provided by (used in) operating activities associated with continuing operations	31,184	(6,863)	12,591

Net income from discontinued operations	—	—	103

Adjustment to reconcile net income to net cash provided by (used in) operating activities
Minority interest	—	—	(96)
Depreciation	—	—	97
Amortization of goodwill	—	—	(38)
Allowance for doubtful accounts	—	—	(89)
Deferred tax expense (benefit)	—	—	247
Currency remeasurement loss relating to cash and cash equivalents	—	—	212
Net change in operating assets and liabilities – the Breweries (Note 5)	—	—	(276)
Net change in operating assets and liabilities – Expobank (Note 5)	—	—	(12,628)
Net cash used in operating activities associated with discontinued operations	—	—	(12,468)
Total net cash (used in) provided by operating activities	31,184	(6,863)	123

The accompanying notes are an integral part of these statements.

5

	2003	2002	2001
Cash flows from investing activities:

Cash paid for acquisition of subsidiaries, net of cash acquired	$(7,002)	$(39,571)	$(8,855)
Cash paid for property, plant and equipment	(91,974)	(78,505)	(45,417)
Cash paid for acquisition of investments	(753)	(285)	(145)
Proceeds from disposal of investments	4,196	—	137
Proceeds from disposal of property, plant and equipment	2,437	—	—
Cash paid for net investments in direct financing leases	(2,046)	(1,843)	(855)
Cash paid for other long-term assets	—	(2,473)	(351)

Net cash used in investing activities associated with continuing operations	(95,142)	(122,677)	(55,486)

Purchase of property, plant and equipment – the Breweries	—	—	(322)
Purchase of property and equipment – Expobank	—	—	(30)

Net cash used in investing activities associated with discontinued operations	—	—	(352)

Total cash used in investing activities	(95,142)	(122,677)	(55,838)

Cash flows from financing activities:
Proceeds from notes payable, net of debt issuance expenses	194,476	559	16,832
(Repayment of) proceeds from short-term loans and
notes payable	(107,820)	771	32,232
Repayment of long-term loans	(3,024)	(9,930)	(2,475)
Proceeds from long-term loans	5,138	4,226	4,695
Repayment of long-term payables	(15,371)	(5,058)	(5,909)
Proceeds from issuance of capital stock, net of direct expenses	—	162,127	—
Repayment of obligations under finance leases	—	(95)	(762)

Net cash provided by financing activities associated with continuing operations	73,399	152,600	44,613
Increase in short-term loans – the Breweries	—	—	721
Cash disposed of with discontinued operations	—	—	(5,175)

Net cash used in financing activities associated with discontinued operations	—	—	(4,454)
Total cash provided by financing activities	73,399	152,600	40,159

Total cash provided by operating, investing and financing activities associated with continuing operations	9,441	23,060	1,718
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	1,483	(639)	(300)
Net increase in cash and cash equivalents associated with continuing operations	10,924	22,421	1,418

Total cash used in operating, investing and financing activities associated with discontinued operations	—	—	(17,274)
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	—	—	(212)
Net decrease in cash and cash equivalents associated with discontinued operations	—	—	(17,486)

Net increase (decrease) in cash and cash equivalents	10,924	22,421	(16,068)
Cash and cash equivalents, at beginning of period	29,340	6,919	22,978

Cash and cash equivalents, at the end of period	$40,264	$29,340	$6,919

The accompanying notes are an integral part of these statements.

6

	2003	2002	2001
SUPPLEMENTAL INFORMATION:
Income taxes paid	$12,280	$13,081	$3,073
Interest paid	17,223	14,261	10,769
Income taxes offset with VAT receivables	775	2,437	2,752
Taxes other than income taxes offset with VAT receivables	671	1,601	2,087
Vendor financed acquisitions of property, plant and equipment	12,899	51,597	23,586

The accompanying notes are an integral part of these statements.

7

WIMM-BILL-DANN FOODS

Consolidated and Combined Statements of Shareholders’ Equity

(Amounts in thousands of U.S. dollars, except share amounts)

	Common Stock (Note 1)				Accumulated
					Other
			Share Premium	Retained	Comprehensive
	Shares	Amount	Account	Earnings	Income	Total

Balances at January 1, 2001	34,552,000	$23,755	—	$29,951		$53,706

Issue of shares	448,000	$308	$7,850	—		$8,158

Net income		—	—	$31,848	—	$31,848

Distribution to shareholders		—	—	$(8,701)		$(8,701)

Balances at December 31, 2001	35,000,000	$24,063	$7,850	$53,098	—	$85,011

Issue of shares (Note 21)	9,000,000	$5,845	$156,282	$—	—	$162,127

Net income		—	—	$35,746	—	$35,746

Balances at December 31, 2002	44,000,000	$29,908	$164,132	$88,844	—	$282,884

Net income	—	—	—	$21,153	—	$21,153

Currency translation adjustment	—		—	—	$20,581	$20,581

Balances at December 31, 2003	44,000,000	$29,908	$164,132	$109,997	$20,581	$324,618

Wimm-Bill-Dann Foods has not paid any dividends for any of the periods presented.

The accompanying notes are an integral part of these statements.

8

WIMM-BILL-DANN FOODS

Notes to Consolidated and Combined Financial Statements

(Ammounts in thousands of U.S. dollard, unless otherwise stated)

1.                          The Company

Wimm-Bill-Dann Foods (“WBD Foods” or “the Company”) is an open joint stock company registered in Russia. It is a holding company which, as at December 31, 2003, owned controlling interests in 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (“CIS”), as well as distribution centers in 27 cities in Russia and abroad. WBD Foods has a strong and diversified brand portfolio with over 1,100 types of dairy products, over 150 types of juice, nectars and still drinks and a mineral water brand.

The Company was formed as follows:

On April 16, 2001, Wimm-Bill-Dann Foods LLC (“WBD Foods LLC”) was formed by a group of individual shareholders who owned shares in Lianozovo Dairy (“LMK”), PAG Rodnik (“Rodnik”) and various juice production companies.

The shares of LMK and Rodnik were exchanged for an ownership interest in WBD Foods LLC and as a result WBD Foods LLC became the majority shareholder of LMK and Rodnik.

Subsequent to the exchange, in October and December 2001, the juice production business, owned by the same group of shareholders described above, was transferred to Fruit Rivers LLC.

Prior to WBD Foods LLC exchanging for shares of participation to acquire LMK and Rodnik and the transfer of the juice production companies, these companies were under the common control of a control group, being a group of shareholders who were shareholders in each of the above named entities, who held a majority of the shares of each of the above entities, and who were contractually bound by a pre-existing written agreement entered into in 1997, to vote as a single unit, all of their shares.

As a consequence of the above exchange, those shareholders in each of the above named entities who were members of the control group, became the holders of all of the ownership interests of WBD Foods LLC.

Certain shareholders in each of the above named companies were not members of the control group and WBD Foods LLC did not give any shares of participation to them in exchange for their interest in the above named companies. Consequently, those shareholders outside of the control group retained a minority interest in certain entities controlled by WBD Foods LLC.

The acquisition by WBD Foods LLC of LMK and Rodnik, therefore, represents a reorganization under common control, and has been accounted for, in a manner similar to a pooling of interests, for the periods presented. The financial statements, therefore, have been prepared on the basis that WBD Foods LLC existed for all of the periods presented and was the majority shareholder of the underlying entities named above for all the periods presented.

9

At the same time as WBD Foods LLC acquired the control group’s interest in LMK and Rodnik for shares of participation, an additional share of participation in WBD Foods LLC was exchanged for additional shares in Tsaritsino Dairy, a subsidiary of LMK. That exchange has been accounted for as an acquisition of a minority interest in 2001.

On May 31, 2001, WBD Foods LLC was restructured into an open joint stock company and named Wimm-Bill-Dann Foods. For all periods up to May 31, 2001, earnings per share were based on 34,552,000 shares, being the number of shares issued to the members of the control group upon the restructuring of WBD Foods LLC, and that number of shares has been treated as outstanding for all these periods.

2.                          Russian Environment and Current Economic Situation

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition.  These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia.  The continued success and stability of the Russian economy will be significantly impacted by the government’s continued actions with regard to supervisory, legal, and economic reforms.

3.                          Summary of Significant Accounting Policies

Accounting Principles

The Company and its subsidiaries maintain their accounting books and records in domestic currency based on domestic accounting regulations. The consolidated financial statements have been prepared in order to present WBD Foods’ consolidated financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and expressed in terms of U.S. dollars (see paragraph “Translation Methodology” below).

Principles of Consolidation

The consolidated and combined financial statements of the Company include the accounts of WBD Foods and its subsidiaries that were controlled by the control group of shareholders before reorganisation and are controlled by WBD Foods after reorganization (see Note 1 for description of reorganisation). This control is determined when the control group of shareholders (before reorganisation) and WBD Foods (after reorganisation) own, either directly or indirectly, more than 50% of the voting rights of a company’s share capital and are able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated and combined financial statements from the date of acquisition or to the date of disposal.

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All significant intercompany balances and transactions have been eliminated in consolidation.

Minority interests in the net assets and net results of companies within the Company are shown under “Minority interests” in the accompanying consolidated balance sheets and consolidated and combined statements of income.

Comprehensive Income

Comprehensive income is defined as the change in equity of a company during a period from non-owner sources. Comprehensive income of WBD Foods for the year ended December 31, 2003 consists of net income and a currency translation adjustment in the amount of $ 20,581. For the years ended December 31, 2002 and 2001 comprehensive income equaled net income.

Translation Methodology

Starting from January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore, the U.S. GAAP financial statements are prepared using the local currency, the Russian ruble, as the functional currency for WBD Foods’ Russian subsidiaries. Subsequent translation to the reporting currency, the U.S. dollar, is made in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. All assets and liabilities of the Company and its subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at the rate of exchange in effect on the balance sheet date, (2) revenues and expenses at the weighted average exchange rates for the year, and (3) shareholders’ equity accounts at historical exchange rates. Translation gains or losses are recorded as a separate component of shareholders’ equity, and transaction gains and losses are reflected in net income. For the years ended December 31, 2002 and 2001 the consolidated and combined financial statements have been prepared using a stable currency, the U.S. dollar, as the majority of the Company’s operations were in hyperinflationary economies.

For the Russian entities in 2002 and prior, monetary assets and liabilities have been translated at the period-end exchange rate. Non-monetary assets and liabilities have been translated at historical rates. Share capital has been translated at the date of registration of WBD Foods and on the dates of additional share issues (see Note 1). Revenues, expenses and cash flows have been translated at the dates of respective transactions. Remeasurement differences resulting from the use of these rates have been accounted for as currency remeasurement gains and losses in the accompanying consolidated and combined statements of income.

In respect of Wimm-Bill-Dann Netherlands B.V. and Wimm Bill Dann (Israel) Limited, the U.S. dollar has been used to prepare the financial statements as this is their functional currency. The financial statements of Kiev Dairy Plant (“KMMZ”) and Kharkov Dairy Plant (Ukraine) have been prepared using the Ukrainian grivna as the functional currency. Translation (remeasurement) of domestic currency denominated financial statements into U.S. dollars has been performed in accordance with the provisions of SFAS No. 52, “Foreign currency translation”. The objective of this remeasurement process was to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars.

11

Management Estimates

The preparation of the consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Examples include estimates of provisions for bad and doubtful accounts, obsolete inventory, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company’s bank accounts and short-term investments having original maturities of less than three months.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at their net realizable value which approximates their fair value. The Company provides an allowance for doubtful accounts based on management’s periodic review of accounts, including the delinquency of account balances. Delinquency status is based on contractual terms. The Company evaluates the collectibility of its receivables at least quarterly, based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company’s future collections. Trade receivables are written-off when evidence exists that they will not be collectible. The Company generally does not require collateral from its credit customers.

Inventory

Inventories, including work-in-process, are valued at the lower of cost or market, after the reserve for excess and obsolete items. Cost is the price paid or the consideration given to acquire the asset. Cost is determined on the basis of weighted average cost. For processed inventories, cost is the sum of the expenditures and charges, direct and indirect, in bringing goods to their existing conditions or location. It includes the applicable allocation of production fixed and variable overhead costs. Market is the current replacement cost, whether by purchase or by reproduction, limited to the estimated selling price less any costs of completion and disposal (net realizable value) at the maximum level, and net realizable value, less an allowance for normal profit at the minimum level. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing, and distribution. Unrealizable inventory is fully provided for.

12

Value-Added Taxes

Value-added taxes (“VAT”) related to sales are payable based upon invoices issued to the customer or collection of respective receivables. VAT incurred for purchases may be reclaimed, subject to certain restrictions, against VAT related to sales.

VAT related to purchase transactions that are subject to offset against VAT payable after the balance sheet dates are recognized in the balance sheets on a gross basis.

Property, Plant and Equipment

Property, plant and equipment are stated at historic acquisition cost, less accumulated depreciation.

The acquisition cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance costs, are normally expensed in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in other operating expenses of the consolidated and combined statement of income.

The carrying value of property, plant and equipment, as determined above, less expected residual value, is depreciated on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives have been applied:

Buildings	20-50 years
Machinery and equipment	8-20 years
Computer hardware	3-5 years
Other	5-10 years

Construction in progress comprises costs directly related to construction of property, plant and equipment plus an appropriate allocation of variable and fixed overheads that are incurred in construction. Construction in progress is depreciated once the property, plant and equipment are put into operation.

The Company capitalizes interest costs with respect to qualifying construction projects.

13

Impairment of Long-Lived Assets

When events and circumstances occur indicating that the carrying amount of a long-lived asset (group) may not be recoverable, the Company estimates the future undiscounted cash flows expected to derive from the use and eventual disposition of the asset (group). If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the long-lived asset (group), the Company would then calculate the impairment as the excess of the carrying value of the asset (group) over the estimate of its fair market value.

Capital Leases – Lessor’ Accounting

The Company presents assets leased as a receivable equal to the net investment in the lease. Finance income is based on a pattern reflecting a constant periodic rate of return on the net investment outstanding and included in other operating expenses. Initial direct costs are deferred and expensed over the period in which the related revenue is recognized.

Intangible assets

Intangible assets with determinable useful lives are amortized using the straight-line method over their estimated period of benefit, ranging from two to fifteen years. Indefinite-lived intangibles are evaluated annually for impairment or when indicators exist indicating such assets may be impaired, such determination of fair value being based on a valuation model that incorporates expected future cash flows and profitability projections.

Goodwill

Goodwill represents the purchase price for businesses acquired in excess of the fair value of identifiable net assets acquired. Starting from January 1, 2002 with the adoption of SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead tested for impairment at least annually or whenever indicators of impairment arise. Prior to 2002 for acquisitions made before June 30, 2001 goodwill was amortized using the straight-line method over fifteen years.

In cases where the fair value of the net assets acquired exceed the purchase price, that excess (negative goodwill) is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, excluding financial assets other than investments accounted for by the equity method, assets to be disposed of by sale, deferred tax assets and any other current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognized as an extraordinary gain in the period in which the business combination is completed.

The Company completed the transitional impairment test for existing goodwill as of January 1, 2002 during the second quarter of 2002. Based on comparison of the carrying amounts of the Company’s reporting units with the fair values of the reporting units, the Company determined that no goodwill was impaired as of that date. Fair values of the reporting units were established using the discounted cash flow method.

14

The impact of non-amortization of goodwill on the Company’s net income for the years ended December 31, 2003 and 2002 was $1,546 and $993, respectively, or $0.035 and $0.02 per share of common stock – basic and diluted.

In December 2003 and 2002, the Company performed the required annual impairment tests for goodwill and concluded that no impairment existed.

Investments

WBD Foods holds interests in several Russian legal entities which are valued at cost and are not readily marketable securities (see Note 13). Management periodically assesses the realizability of the carrying values of the investments and provides valuation reserves, if required.

Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the enterprise and the amount of the revenue can be measured reliably.

Sales are recognized, net of VAT and discounts, when goods are shipped to customers.  At the time of shipment, in accordance with the Company’s standard sales agreements, the title is transferred and the customer assumes the risk and rewards of ownership. This policy is consistent with the Russian Civil Code which states that legal title transfers when a product is shipped to a customer unless specifically overridden by the sales agreement.

The Company offers sales volume discounts based on individual customer volumes acquired in a previous month. An accrual for such discounts is made at the end of each accounting period and is recognized as a reduction of revenue in the consolidated and combined statements of income.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company are reflected in sales and distribution expenses in the accompanying consolidated and combined statements of income.

Government Grants

Government grants are recognized when the related cash or assets are received. Government grants are deferred and amortized to income over the period necessary to match them with the related costs that they are intended to compensate. Grants received are treated as deferred income in the accompanying consolidated financial statements. The amortization of government grants related to acquisition of property, plant and equipment is recognized as a reduction of cost of sales when depreciation expense of the related long-term assets is recognized. Interest expense incurred in government grant loan programs is recognized in financial income and expenses, net.

15

Debt Issuance Expenses

Debt issuance expenses are capitalized and amortized using the straight line method over the lives of the related debt.

Taxation

Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, and loss or tax credit carryforwards using enacted tax rates expected to be in effect at the time these differences are realized. Valuation allowances are recorded for deferred tax assets where it is more likely than not that such assets will not be realized.

In accordance with SFAS No. 109, “Accounting for income taxes”, the Company does not recognize deferred taxes for differences between the domestic currency equivalent of U.S. dollar cost and domestic tax basis of nonmonetary assets and for the difference that results from indexing of nonmonetary assets for tax purposes as the U.S. dollar is the functional currency. Starting from January 1, 2003, the Company uses the Russian ruble as the functional currency and, therefore, there are no such differences for deferred tax purposes. Deferred taxes expenses associated with the temporary differences that arise from a change in functional currency on January 1, 2003 in amount of $2,616 was included in the currency translation adjustment component of other comprehensive income in shareholders’ equity.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 were $40,518, $32,355 and $18,263, respectively, and are reflected as a component of selling and distribution expenses in the accompanying consolidated and combined statements of income (see Note 24).

Earnings per Share

Earnings per common share have been determined based upon the weighted average number of shares outstanding during these periods. There are no potentially dilutive securities.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash in banks and trade accounts receivable. The Company deposits available cash with several financial institutions. The credit risk associated with trade accounts receivable is limited due to the Company’s large domestic customer base. At December 31, 2003 and 2002, the Company had no other significant concentrations of credit risk.  The Company does not usually require a collateral from its customers.

16

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term loans reported in the consolidated balance sheets approximate fair values due to the short maturity of those instruments. Management is of the opinion that the carrying value of the Company’s long-term loans approximates fair value.

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, requires that a business enterprise reports financial and descriptive information about its reportable operating segments. WBD Foods currently manages its business as three major operating segments – dairy, juice and bottled water production and distribution, and accordingly, reports segment information on this basis.

Reclassifications

Where necessary, corresponding figures have been adjusted to conform with changes in the presentation of the current period.

VAT receivable recognised in respect of intercompany purchases was netted against VAT payable related to intercompany sales as of December 31, 2003. The corresponding reclassification as of December 31, 2002 amounted to $10,618. Such reclassifications had no impact on net income or shareholders’ equity.

New Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No.150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of the provisions of SFAS No.150 did not have a material impact on the Company’s results of operations, financial position, or cash flows.

17

Accounting Pronouncements Issued But Not Yet Adopted

Consolidation of Variable Interest Entities

In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“the Interpretation”), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interests entity in its financial statements.

An enterprise with a variable interest in an entity to which the provisions of the original Interpretation have not been applied shall apply the provisions of the revised Interpretation as follows: a public enterprise that is not a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after March 15, 2004; a public enterprise that is a small business issuer shall apply the Interpretation to all variable interests held (other than special-purpose entities) no later than the end of the first reporting period ending after December 15, 2004; and a nonpublic enterprise with a variable interest in an entity that is created after December 31, 2003 shall apply the Interpretation to that entity immediately, and to all variable interests held by the beginning of the first annual reporting period beginning after December 15, 2004.

The Company will adopt the Interpretation in the first quarter of 2004. It is not expected to have a significant effect on the financial position or operations of the Company.

4.                          Businesses Acquired

Acquisition of minority interests

In September 2003, WBD Foods acquired 47.7% of Ufamolagroprom, a subsidiary, from minority shareholder for cash consideration of $3,138. The fair value of net assets acquired in excess of purchase price of $827 was recorded as reduction of the value of property, plant and equipment. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

18

In June 2002, WBD Foods acquired 25% of Moscow Baby Food Plant (“ZDMP”), a subsidiary, from one of its shareholders for cash consideration of $5,000. The fair value of net assets acquired in excess of purchase price of $3,461 was subsequently recorded as a reduction of the value of intangible assets and property, plant and equipment. The change in minority interest related to this acquisition is presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

The Company made a number of other acquisitions of minority interests in certain subsidiaries during the years ended December 31, 2003 and 2002. The total cash consideration paid for these acquisitions was $54 and $1,536 respectively. The acquisitions made during 2003 and 2002 resulted in fair value of net assets acquired in excess of purchase price of $0 and $602, respectively, which was recorded as a reduction of the value of property, plant and equipment. Certain acquisitions of minority interests made during the year ended December 31, 2002 resulted in goodwill of $402. The changes in minority interests related to these acquisitions are presented as “Acquisitions by the Company of minority interests in subsidiaries” in Note 22.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

Business Combinations

2003

In January 2003, the Company acquired 100% of Syberian Syr for cash consideration of $2,633. Syberian Syr owns warehousing facilities easily accessible by road and rail. The acquisition of Syberian Syr allows the Company to save on rental expenses associated with warehousing and office space in Syberia and provide the Company with a solid base to keep up with anticipated growth in the key Syberian marketplace. The cash consideration paid for this acquisition was allocated to property, plant and equipment ($1,453), goodwill ($1,411), less liabilities ($231).

In August 2003, the Company acquired 100% interest in two legal entities – Geyser and Curative Spring - involved in production of mineral water under the brand name Essentuki for cash consideration of $4,118. Essentuki is one of Russia’s best known mineral water brand. With the acquisition of Essentuki, the Company acquired natural water wells, healing springs and bottling facilities. The cash consideration paid for these acquisitions was allocated to property, plant and equipment ($3,957), goodwill ($1,702), other current assets ($328) less liabilities ($1,869).

2002

In June 2002, the Company acquired 82.3% of Kharkov Dairy Plant for cash consideration of $5,136. Kharkov Dairy Plant is a strong player on the Ukranian market with a stable supply of raw materials.

19

In July 2002, a 100% interest in Roska, a St. Petersburg dairy company, was acquired by the Company for cash consideration of $11,634. Roska is one of St. Petersburg’s most modern and best equipped dairy plants with excellent location and access roads. Through this major acquisition in St. Petersburg, WBD Foods established substantial dairy production capacity in the North-West region of Russia

In October 2002, the Company acquired 100% of Ruselectrocenter for cash consideration of $6,000. The acquisition of this warehouse complex will allow WBD Foods to optimize the juice distribution network in the key Moscow city and Moscow regional markets. The complex is equipped with the latest technology in automated control systems, and provides a comprehensive range of services from storage to direct delivery to clients.

In October 2002, the Company acquired 95.4% of Depsona for $3,458. Depsona is a strong player in the South region of Russia. The factory has access to large reserves of high-quality local raw materials, which will allow the Company to reduce its dependence on imported juice concentrates..

The Company also acquired an interest in a number of other companies during 2002 for cash consideration of $6,807.

The total cash consideration paid for all new acquisitions made in 2002 was $33,035 attributable to property, plant and equipment ($26,641), goodwill ($8,304), other intangible assets ($1,783) and other current assets ($7,208) less liabilities ($10,901).

All acquisitions discussed above have been accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed have been recorded at their fair values as of the dates of the acquisitions. For the acquisitions that resulted in excess of fair value of the assets acquired and liabilities assumed over the purchase price the difference has been deducted proportionately from non-current assets acquired (excluding long-term investments in marketable securities). For acquisitions that resulted in excess of purchase price over the fair value of the assets acquired and liabilities assumed such excess was recorded as goodwill.

These acquisitions are included in WBD Foods’ operating results from their respective dates of acquisition. Pro forma results of operations reflecting these acquisitions have not been presented because the results of operations of the acquired companies, either individually or collectively, are not material to consolidated results of operations.

5.                          Discontinued Operations

During 1997, LMK acquired approximately 82% of the outstanding shares of Expobank for a total amount approximating $6,000. During 1998, LMK made an additional investment of $6,900 in Expobank in connection with a capital contribution by major shareholders of Expobank. LMK’s acquisition and investment in Expobank was made based on the economic condition in Russia during 1998 as a method of ensuring access to funding for the operations of WBD.

20

During 2000, in an attempt to diversify the investments of the shareholder group, LMK acquired ownership interest in certain breweries including Brewery Volga, Volga-Invest, PiP and Moskvoretzky Brewery (collectively referred to as the Breweries). The aggregate purchase price of these investments was approximately $7,500.

On December 8, 2000, the Board of Directors of LMK passed a general resolution to alienate LMK’s interest in Expobank and the Breweries.  This decision was based on the desire to focus on the core dairy and juice business and to cease operations in businesses that were dissimilar. At this time there was no determination as to the timing or method of such disposition.

On March 19, 2001, at the annual shareholders’ meeting of LMK, a decision was made that any alienation of Expobank and the Breweries should be completed through a distribution of shares to certain of the controlling group of shareholders. These same  individuals simultaneously transferred their direct ownership in TsMK to LMK. The exchange was completed in April 2001 and was recorded in WBD’s consolidated and combined financial statements at that date as a distribution to shareholders.

The historical financial statements have been restated to reflect Expobank and the Breweries as discontinued operations for all periods presented. Operating results of the discontinued operations were summarized below.  The amounts included income tax provisions based on the standalone results of Expobank and the Breweries. There have been no allocations of general and administrative corporate costs or interest expense related to the overall corporate credit facilities to the discontinued operations. As Expobank and the Breweries essentially functioned as independent entities no corporate costs were eliminated upon the discontinuance of such operations.

Expobank

Period between January 1 and April 25, 2001

Interest income	$691
Interest expense	(258)
Provision for impairment	90
Net interest income	523
Non-interest income	1,142
Administrative expenses and other	(1,261)
Amortization of negative goodwill	170
Net income before income taxes and minority interest	574
Income taxes	(313)
Minority interest	(52)
Net income from discontinued operations	$209

21

The Breweries

Period between January 1 and April 25, 2001

Sales	$5,181
Cost of sales	(5,068)
Operating expenses	(90)
Operating income	23
Financial expense	(72)
Amortization of goodwill	(132)
Loss before taxes and minority interest	(181)
Income taxes	(73)
Minority interest	148
Net loss from discontinued operations	$(106)

6.             Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and 2002 were comprised as follows:

	2003	2002

Rubles	$38,740	$10,247
Hard currencies	1,502	9,076
Cash equivalents	22	10,017
Total cash and cash equivalents	$40,264	$29,340

Cash equivalents mostly represent hard currency time-deposits in Russian banks with maturity less than 3 months.

7.             Trade Receivables, net

Trade receivables as of December 31, 2003 and 2002 were comprised as follows:

	2003	2002

Trade receivables	$68,879	$62,883
Allowance for doubtful accounts	(11,455)	(2,737)
Total trade receivables, net	$57,424	$60,146

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The movement in the allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Balance, beginning of period	$2,737	$581	$355
Allowance for doubtful accounts acquired in business combinations	—	495	—
Provision for doubtful accounts	9,591	1,970	226
Write off of trade receivables	(1,361)	(309)	—
Currency translation adjustment	488	—	—
Balance, end of period	$11,455	$2,737	$581

8.             Inventory, net

Inventory as of December 31, 2003 and 2002 was comprised as follows:

	2003	2002

Raw materials	$60,383	$67,888
Work in progress	3,082	2,981
Finished goods	28,319	16,530
Reserve for inventory obsolescence	(3,541)	(1,336)
Total inventory, net	$88,243	$86,063

Obsolescence and net realizable value reserves expense during 2003, 2002 and 2001 amounted to $(2,100), $(1,154) and $(182), respectively, and was included in cost of sales in the accompanying consolidated and combined statements of income.

9.             Net Investment in Direct Financing Leases

Commencing from 1999, the Company announced a program called “Dairy Rivers of Russia” with the purpose of ensuring a steady and reliable source of milk. Under this program the Company acquired agricultural equipment and leased such equipment to several farms. These transactions were classified as direct financing leases. The lease agreements vary from three to eight years and provide a free of charge equipment transfer option at the end of the lease term. The lease receivables are denominated in U.S. dollars and Russian rubles. The lessees have the option to settle the receivable through the delivery of milk supplies to the Company based on a predetermined schedule. The settlement is based on milk prices, which are variable dependent upon prevailing market prices.

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The following lists the components of the net investment in direct financing leases at December 31, 2003 and 2002:

	2003	2002

Total future minimum lease payments	$6,748	$6,759
Less: Unearned income	(806)	(1,040)

Net investment in direct finance leases	$5,942	$5,719
Current portion	1,551	1,338
Long-term portion	4,391	4,381

At December 31, 2003, total future minimum lease payments to be received for each of the five succeeding fiscal years are as follows:

Years ended December 31,

2004	$1,927
2005	1,772
2006	1,602
2007	1,318
2008	129

10.          Intangible Assets

Identifiable intangible assets as of December 31, 2003 and 2002 were comprised as follows:

	2003		2002
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Intangible assets with determinable lives:
Supplier contracts	$1,531	$(433)	$1,459	$(109)
Trademarks	234	(171)	218	(47)
Customer relationships	110	(67)	106	—
Software	772	(64)	—	—
Others	550	(203)	514	(97)
Intangible assets with indefinite lives:
Trademarks	746	—	692	—
Total intangible assets	$3,943	$(938)	$2,989	$(253)

During 2003, changes in intangible assets primarily relates to the Company’s acquisition of $772 relating to software. Software and supplier contracts have a weighted average useful life of 5 years, customer relationship and trademarks have a useful life of 2 years.

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Amortization expense during the years ended December 31, 2003, 2002 and 2001 amounted to $637, $164 and $90, respectively.

Amortization expense relating to the net carrying amount of intangible assets at December 31, 2003 is estimated to be $662 in 2004, $557 in 2005, $557 in 2006, $395 in 2007 and $89 in 2008.

11.          Property, Plant and Equipment

The net book value of property, plant and equipment at December 31, 2003 and 2002 was comprised as follows:

	2003	2002

Buildings	$90,227	$59,293
Freehold machinery and equipment	324,207	187,625
Computer hardware	11,167	6,624
Other	30,597	26,173
Gross book value of property, plant and equipment	456,198	279,715
Accumulated depreciation	(132,492)	(100,414)
Advances paid for property, plant and equipment	5,706	18,485
Construction in progress and equipment for installation	64,357	95,794
Total property, plant and equipment, net	$393,769	$293,580

The Company capitalized interest costs of $1,741, $2,131, and $493 during the years ended December 31, 2003, 2002 and 2001, respectively, with respect to qualified construction projects.

Depreciation expense during the years ended December 31, 2003, 2002 and 2001 amounted to $30,145, $18,447, and $12,225, respectively.

12.          Goodwill

The movement of goodwill for the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$11,179
Acquisitions	8,706
Balance at December 31, 2002	$19,885
Acquisitions	3,113
Currency translation adjustment	1,697
Balance at December 31, 2003	$24,695

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13.          Long-term Investments

At December 31, 2003 and 2002 the Company had the following direct investments in Russian companies:

	2003		2002
	Ownership	Amount	Ownership	Amount

Albumin	40.6%	$1,350	40.6%	$1,251
Samara Lakto	4.0%	320	4.0%	296
Tsar’-Grad	19.9%	340	—	—

Other	various	921	various	442
Total long-term investments		$2,931		$1,989

The investment in Albumin, an open joint-stock company, is carried on the cost method as no significant influence is exercised by the Company as of December 31, 2003 and 2002, as evidenced by the Company not having significant influence over financial or operating policies of Albumin and having no representation on the Board of Directors.

14           Other Non-current Assets

Other non-current assets at December 31, 2003 and 2002 were comprised as follows:

	2003	2002

Notes issuance expenses, net of amortisation	$3,894	$—
Advance for acquisition of Syberian Syr	—	2,379
Other	653	433
Total other assets	$4,547	$2,812

In May, 2002 LMK paid $2,379 in cash to a broker for the acquisition of shares of Syberian Syr. The ownership of these shares (100%) was transferred to LMK on January 15, 2003 (See Note 4).

15.          Accrued Liabilities

Accrued liabilities at December 31, 2003 and 2002 were comprised as follows:

	2003	2002

Payroll related accruals	$5,238	$3,987
Interest accruals	3,382	1,759
Other accruals	2,363	2,600
Total accrued liabilities	$10,983	$8,346

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16.          Short-term and Long-term Loans

Short-term loans at December 31, 2003 and 2002 comprised the following:

	2003			2002
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

U.S. $ denominated	—	$—	—	2	$8,000	6.72%

EURO denominated	—	—	—	1	98	6.40%

Ruble denominated, due January – March 2004	2	479	4.06%	31	81,524	16.21%

Other currency denominated, due March 2004	1	14	20.00%	5	4,428	22.54%

Total short-term loans		$493			$94,050

Long-term loans at December 31, 2003 and 2002 comprised the following:

	2003			2002
	No. of loans	Amount	Weighted average interest rate	No. of loans	Amount	Weighted average interest rate

U.S. $ denominated	3	$2,623	2,82%	4	$3,958	4,40%

EURO denominated	3	6,941	5,37%	4	2,745	4,92%

Ruble denominated	1	87	10,00%	2	326	15,76%

Total amount of long-term borrowings		9,651			7,029
Less current portion of long-term loans		(1,769)			(2,483)

Total long-term loans		$7,882			$4,546

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Guarantees

Certain of the Company’s loans are guaranteed by other parties as follows:

•      ING-Bank (Eurasia) line of credit, in the amount of $1,833, was guaranteed by a supplier of property, plant and equipment and ING Bank N.V.;

•      Moscow City Government short-term loan, in the amount of $479, was guaranteed by Bank of Moscow.

At December 31, 2003 and 2002, WBD Foods and certain other major subsidiaries guaranteed certain short-term and long-term bank loans received by other subsidiaries of WBD Foods. The aggregate amount of such guarantees equaled to the carrying amount of the respective short-term and long-term loans.

Maturity of long-term loans

Aggregate maturity of long-term loans outstanding at December 31, 2003 was as follows:

Years ended December 31,

2004	$1,769
2005	1,537
2006	6,170
2007	175
Total long-term loans	$9,651

Collateral

Certain of the Company’s assets served as collateral for the short-term and long-term loans from International Moscow Bank, Moscow City Government and Bank Aval.

At December 31, 2003 and 2002 the assets that served as collateral consisted of the following:

• Inventory in the amounts of $6,157 and $42,037, respectively;

• Property, plant and equipment with a net book value of $189 and $56,718, respectively.

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17.          Short-term and Long-term Notes Payable

Notes payable at December 31, 2003 and 2002 comprised the following:

Issuer	Currency	2003	2002

LMK	Ruble	$6,032	$15,731
Bishkeksut	Kyrgyz som	—	365
Total short-term notes		$6,032	$16,096
WBD Foods	U.S.$	$150,000	$—
WBD Foods	Ruble	50,926	—
Total long-term notes		$200,926	$—

WBD Foods U.S.$ Notes

On May 21, 2003, UBS (Luxembourg) S.A. issued 8.5% Loan Participation Notes due 2008 for the sole purpose of funding a $150,000 loan (the “Loan”) to Wimm-Bill-Dann Foods. The Loan will mature on May 21, 2008 and bears interest at an annual rate of 8.5%, payable semi-annually in arrears on May 21 and November 21 of each year.

Nine of WBD Foods’ subsidiaries unconditionally, irrevocably, jointly and severally guarantee Wimm-Bill-Dann Foods OJSC’s obligation under the Loan. The loan agreement contains a number of covenants including requirements to maintain certain financial ratios.

WBD Foods Ruble Notes

On April 15, 2003, Wimm-Bill-Dann Foods issued 1,500,000 non-convertible ruble denominated notes at a face value of 1,000 rubles each. The offering raised a total of 1,500,000 thousand rubles ($50,926 at the exchange rate as of December 31, 2003). The notes are redeemable by Wimm-Bill-Dann Foods on April 11, 2006. The interest rate of the first coupon period was 12.9%, for the second coupon period was 11.98%, interest rates for subsequent coupon periods are subject to change due to changes in the Consumer Price Index, published by Goskomstat of the Russian Federation, in comparison with the appropriate period of the prior year. Interest is payable semi-annually in arrears commencing on October 14, 2003. In accordance with the notes issuance terms, there are a number of covenants including requirements to maintain certain financial ratios.

LMK Ruble Notes

On November 1, 2001 LMK issued unsecured ruble denominated notes amounting to 500,000,000 rubles. The notes are unconditionally guaranteed by WBD Foods and mature on November 1, 2004. Interest is payable quarterly. For the first year, interest was fixed at 22.75% and is subsequently adjusted depending upon market conditions and market rates of interest. For the period from November 1, 2003 to January 31, 2004 interest was fixed at 12.5%. The amount of notes indebtedness outstanding was reduced to 177,670 thousand rubles ($6,032 at the exchange rate as of December 31, 2003) due to the repurchase of a portion of such notes by WBD Foods.

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Bishkeksut Kyrgys Som Notes

During 2001 and 2002 Bishkeksut, a subsidiary, issued unsecured som denominated notes amounting to 40,000,000 Kyrgyz soms. For the first year, interest was fixed at 30.00%, for the period from December 1, 2002 to December 1, 2003 the interest rate was 18.00%. During 2003 Bishkeksut redeemed all these notes.

18.          Other Payables

Other payables primarily represent payables for property, plant and equipment and were comprised as follows as of December 31, 2003 and 2002:

	2003	2002
Other payables for property, plant and equipment:
Current payables	$9,528	$5,264
Vendors financing obligations, including
• current portion	17,328	14,384
• long-term portion	49,012	54,480
	75,868	74,128
Other payables:
Current payables	9,177	5,992
Long-term payables, including
• current portion	—	130
• long-term portion	8	567
	9,185	6,689
Total other payables	85,053	80,817
Less current liabilities	(36,033)	(25,770)
Total other long-term payables	$49,020	$55,047

The Company has agreements with suppliers of equipment which provide financing for the periods ranging from 1 to 9 years. Total amount of vendor financing obligations is $48,786 and $51,509 for the years ended 2003 and 2002, respectively, EURO 13,166 thousand and EURO 16,655 thousand (equivalent to $16,460 and $17,355 as of December 31, 2003 and 2002, respectively) and 32,211 thousand Rubles (equivalent to $1,094 as of December 31, 2003). This financing is provided at interest rates of LIBOR plus 1.50% and EURIBOR plus 1.50%. The majority of equipment financing is provided by one supplier. At December 31, 2003 and 2002, property, plant and equipment amounting to $53,877 and $48,978, respectively, served as collateral under these financing agreements.

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Aggregate maturity of other long-term payables outstanding at December 31, 2003 was as follows:

Years ended December 31,

2004	$36,033
2005	14,513
2006	13,548
2007	9,546
2008	6,152
Thereafter	5,261
Total maturity of other long-term payables	85,053
Less current portion of other long-term payables	(36,033)
Total other long-term payables	$49,020

19.          Income Tax

WBD Foods’ provision for income taxes for the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001

Current provision	$14,866	$14,211	$11,993
Deferred (benefit) charge	(4,149)	38	2,173
Total provision for income taxes	$10,717	$14,249	$14,166

In Russia, the Group’s statutory income tax rate in 2000 was 30%. From January 1, 2001, the Group’s Russian statutory income tax rate increased to 35% as a result of changes in the legislation. The deferred tax net asset increased by $51 as the result of such change in the statutory tax rate. From January 1, 2002, WBD Foods’ statutory income tax rate was 24% as a result of further changes in Russian legislation.

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The actual provision for income taxes reconciled to WBD Foods’ theoretical tax provision at statutory rate was as follows for the respective periods ended:

	2003	2002	2001

Income before provision for income taxes	$33,882	$51,917	$49,873
Russian statutory tax rate	24%	24%	35%
Theoretical tax provision at statutory rate	8,132	12,460	17,455
Expenses not deductible for Russian statutory taxation purposes:
Inventory write off	1,508	171	189
Charity	405	132	—
Other expenses	1,432	3,180	7,178
Income not taxable for Russian statutory taxation purposes	(304)	(799)	(1,257)
Income tax privileges:
Small business enterprises benefit	(2,981)	(4,855)	(8,695)
Baby food production benefit	—	—	(2,042)
Investment credits	—	—	(823)
Other income tax privileges	—	—	(383)
U.S. GAAP remeasurement loss (gain) not taxable/deductable for domestic statutory taxation purposes	—	686	(869)
Change in valuation allowance	2,481	2,147	945
Deferred tax liability resulting from tax effect of investment program	—	—	3,436
Deferred tax credit resulting from decrease in statutory tax rate to 24%	—	—	(546)
Differences in statutory tax rate and future tax rate (24%)	—	—	(1,678)
Other	44	1,127	1,256
Actual provision for income taxes	$10,717	$14,249	$14,166

The income tax benefit for small enterprises was abolished as of January 1, 2002, except that the benefit will continue to be available to enterprises that were established before July 1, 2001. Such enterprises are exempt from income taxes for the first two years of operations and in the third and forth years income taxes are levied at a rate of 25% and 50% of the income tax rate, respectively. Starting from January 1, 2002 the Group’s juice production primarily concentrated in two small enterprises, Fruit Rivers and Nectarin, which were registered in March and April 2001, respectively.

Following the change in the income tax legislation, the baby food products tax benefit, investment and social infrastructure maintenance credits have been abolished from January 1, 2002. However, certain expenses, including advertising expenses, insurance expenses, interest expenses and other expenses which had limited income tax deductibility in 2001, became deductible in 2002.

32

Unused credits, such as profit tax privileges, may not usually be carried forward under Russian tax legislation. Accordingly, tax credits are reflected in the Group’s consolidated and combined financial statements only to the extent and in the year in which the credits are utilized.

Temporary differences between the tax bases of assets and liabilities and the respective carrying amounts in these consolidated and combined financial statements give rise to the following deferred tax assets and liabilities at December 31, 2003 and 2002:

	2003	2002
Deferred tax assets/(liabilities) arising from tax effect of:
Salary related accruals	$1,144	$771
Sales volume discount accrual	63	222
Bad debt write off	2,195	337
Other accrued liabilities	2,028	1,223
Losses carried forward	5,152	2,893
Other	880	—
Gross deferred tax asset	11,462	5,446
Less valuation allowance for deferred tax asset	(5,152)	(2,893)
Deferred tax asset net of valuation allowance	6,310	2,553

Capital leases	(1,251)	(1,763)
Investment programs	(2,064)	(2,182)
Valuation of assets at fair market value as a result of business acquisitions	(5,664)	(4,897)
Bonds issuance costs	(948)	—
Other	(1,650)	—
Gross deferred tax liability	(11,577)	(8,824)

Net deferred tax liability	$(5,267)	$(6,271)

Analyzed as to:
Current deferred tax asset	5,210	1,850
Long-term deferred tax asset	1,893	—
Long-term deferred tax liability	12,370	8,121

For statutory income tax purposes, WBD Foods had accumulated tax losses of $21,466 which may be carried forward for use against future income, of which $11,130 and $10,336 expire in 2012 and 2013, respectively. Their use is restricted to a maximum of 30% of taxable income per annum.

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate of the realization of this deferred tax asset. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of various taxable temporary differences.

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20. Government Grants

In 1993-1999 ZDMP received capital grants from the Russian and Moscow Governments. These grants related to the acquisition of property, plant and equipment for baby food production and are recognized in the consolidated and combined statements of income in the period in which the depreciation expense on the related property, plant and equipment is incurred. The conditions of the grants are that ZDMP must continue to use the related property, plant and equipment for baby food production. Management believes that it has complied with this condition and will continue to comply in the future.

The movement in capital government grants during the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$15,893
Amortization	(2,565)
Grant received	806
Fair value adjustment on acquisition of minority interest in ZDMP (see Note 4)	(3,533)
Balance at December 31, 2002	$10,601
Amortization	(2,106)
Currency translation adjustment	751
Balance at December 31, 2003	$9,246

Grants are amortized once the related property, plant and equipment are put into operation. Amortization is reported as a reduction in the depreciation expense of the related property, plant and equipment.

During the year ended December 31, 2003 and 2002, WBD Foods received operating grants from the Russian Government and Moscow City Government in the amount of $835 and $979 respectively. These grants related to interest rates on loans used for acquisition of milk and other raw materials, and are recognized in the consolidated and combined statements of income in the period in which the related interest expense is incurred. The grants were provided at two thirds of the Central Bank of Russia interest rate (equating to 16% at December 31, 2003) or in a fixed amount approximating to half of the interest expense. The conditions of the grants are that WBD Foods must use the related loans received from Russian banks for the acquisition of milk and other raw materials.

21. Shareholders’ Equity

On February 8, 2002, WBD Foods issued and sold 9,000,000 new ordinary shares (ADSs) registered with the U.S. Securities and Exchange Commission at an initial offering price of $19.50 per share for total consideration, net of underwriting discount, of $166,725. Net direct expenses related to the issue of shares amounted to $4,598. Nominal value of shares issued was 20 rubles per share.

In accordance with Russian corporate laws, earnings available for dividends are limited to profits, denominated in domestic currency, after certain deductions. At December 31, 2003 retained earnings of WBD Foods which are distributable under statutory legislation totaled 335 million rubles ($11,373 at the exchange rate as at December 31, 2003).

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22. Minority Interest

The movement in minority interest during the years ended December 31, 2003 and 2002 comprised:

Balance at December 31, 2001	$23,376
Acquisitions by the Company of minority interests in subsidiaries	(5,825)
Acquisitions of subsidiaries	2,076
Minority interest share in income from continuing operations	1,922
Balance at December 31, 2002	$21,549
Acquisitions by the Company of minority interests in subsidiaries	(4,019)
Minority interest share in income from continuing operations	2,012
Currency translation adjustment	1,626

Balance at December 31, 2003	$21,168

23. Cost of Sales

Cost of sales for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001

Raw materials	$566,512	$506,086	$438,360
Personnel	33,040	26,548	20,103
Depreciation and amortization	24,753	14,983	10,609
Utilities	15,646	10,971	8,734
Goods for resale	13,640	13,770	10,273
Other	11,513	7,349	4,911
Total cost of sales	$665,104	$579,707	$492,990

24. Selling and Distribution Expenses

Selling and distribution expenses for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001

Advertising and marketing	$43,777	$34,857	$19,562
Personnel	36,562	30,620	15,978
Transportation	31,364	24,700	17,144
Bad debt expense	10,220	3,232	245
Materials and supplies	7,446	6,311	2,597
Warehouse	4,978	5,228	2,408
Other	6,399	4,579	4,279

Total selling and distribution expenses	$140,746	$109,527	$62,213

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25. General and Administrative Expenses

General and administrative expenses for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001

Personnel	$45,281	$33,800	$29,016
Audit, consulting and legal fees	7,307	2,613	2,170
Taxes other than income tax	5,465	11,872	8,452
Depreciation	3,674	2,075	1,111
Materials and supplies	3,206	2,399	1,623
Communication costs	2,105	1,800	1,324
Rent	1,898	1,531	1,176
Security expenses	293	559	2,210
Other	6,744	6,306	7,379

Total general and administrative expenses	$75,973	$62,955	$54,461

26. Financial Income and Expenses, net

Financial income and expense, net for 2003, 2002, and 2001 were comprised of the following:

	2003	2002	2001

Interest expense	$20,903	$12,818	$11,126
Interest income	(2,921)	(2,928)	(126)
Currency remeasurement (gains) losses	(4,834)	2,860	(2,483)
Bank charges	1,971	2,207	2,110
Other financial expense (income)	154	(826)	(46)
Total financial income and expense, net	$15,273	$14,131	$10,581

27. Pension Costs

Starting from January 1, 2001 all social contributions (including contributions to the Pension fund) were substituted with a unified social tax (“UST”) calculated by the application of a regressive rate from 35.6% to 5% to the annual gross remuneration of each employee. WBD Foods allocates UST to three social funds (including the Pension Fund) where the rate of contributions to the Pension fund vary from 28% to 5% depending on the annual gross salary of each employee. The Russian Federation state pension fund contributions are expensed as incurred. Pension costs amounted to $17,498, $13,505 and $8,270 in 2003, 2002 and 2001, respectively. WBD has no other pension obligations.

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28. Segment Information

The Company’s major reportable business segments are dairy, juice and the water segments. These segments are strategic business units that produce and offer distinctive products, i.e. sterilized and pasteurized milk, yogurts, dairy desserts, and other dairy products in the dairy segment; fruit juices, nectars, and juice based drinks in the juice segment; and bottled mineral water in the water segment.

WBD’s accounting policy for segments is the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before minority interests and deferred taxes. Transfers between segments are made at values that approximate market values.

Operating Segment – year ended December 31, 2003

	Dairy	Juice	Water	Common and corporate assets/ expenses	Intersegmen treceivables	Consolidated

Total sales	$665,869	$274,455	$1,570	$131	—	$942,025
Intersegment sales	(3,566)	—	—	—	—	(3,566)
Sales to external customers	662,303	274,455	1,570	131	—	938,459
Cost of sales	(482,855)	(180,594)	(1,056)	(599)	—	(665,104)

Gross profit	179,448	93,861	514	(468)	—	273,355
Operating expenses	(117,342)	(73,448)	(6,747)	(26,663)	—	(224,200)
Operating income	62,106	20,413	(6,233)	(27,131)	—	49,155
Financial income and expense, net and current provision for income taxes	(22,649)	(2,082)	(70)	(5,338)	—	(30,139)

Net segment profit (loss)	39,457	18,331	(6,303)	(32,469)	—	19,016
Deferred tax benefit						4,149
Minority interest						(2,012)
Net income						21,153

Segment total assets	$496,799	$213,267	$17,606	$61,376	$(45,163)	$743,885
Expenditure for segment property, plant and equipment	$70,481	$31,678	$1,934	$3,093	—	$107,186
Depreciation and amortization	$23,590	$5,472	$407	$1,311	—	$30,780

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Operating Segment – year ended December 31, 2002

	Dairy	Juice	Water	Common and corporate assets/ expenses	Intersegment receivables	Consolidated

Total sales	$569,034	$263,309	—	—	—	$832,343
Intersegment sales	(6,052)	(1,557)	—	—	—	(7,609)
Sales to external customers	562,982	261,752	—	—	—	824,734
Cost of sales	(398,068)	(180,609)	—	(1,030)	—	(579,707)
Gross profit	164,914	81,143	—	(1,030)	—	245,027
Operating expenses	(98,678)	(62,792)	—	(17,509)	—	(178,979)
Operating income (loss)	66,236	18,351	—	(18,539)	—	66,048
Financial income and expense, net and current provision for income taxes	(21,659)	(5,636)	—	(1,047)	—	(28,342)

Net segment profit (loss)	$44,577	$12,715	—	(19,586)	—	$37,706
Deferred tax charge						(38)
Minority interest						(1,922)
Net income						$35,746

Segment total assets	$384,018	$183,442	$7,093	$39,447	$(35,525)	$578,475
Expenditure for segment property, plant and equipment	$99,734	$26,538	$5,645	$4,163	—	$136,080
Depreciation and amortization	$13,777	$3,581	—	$1,253	—	$18,611

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Continuing Operating Segment – year ended December 31, 2001

	Dairy	Juice	Other	Common and corporate assets/expenses	Intersegment receivables	Consolidated and combined

Total sales	$494,682	$192,158	—	—	—	$686,840
Intersegment sales	(9,230)	(2,994)	—	—	—	(12,224)
Sales to external customers	485,452	189,164	—	—	—	674,616
Cost of sales	(374,884)	(117,496)	—	(610)	—	(492,990)
Gross profit	110,568	71,668	—	(610)	—	181,626
Operating expenses	(66,360)	(38,186)	—	(16,626)	—	(121,172)
Operating income	44,208	33,482	—	(17,236)	—	60,454
Financial income and expense, net and current provision for income taxes	(17,384)	(5,190)	—	—	—	(22,574)
Net segment profit	$26,824	$28,292	—	(17,236)	—	$37,880
Deferred tax charge						(2,173)
Minority interest						(3,962)
Net income from continuing operations						$31,745
Segment total assets	$214,718	$121,839	$1,967	$28,604	$(14,411)	$352,717
Expenditure for segment property, plant and equipment	$30,801	$9,784	$88	$16,980	$—	$57,653
Depreciation and amortization	$9,858	$2,123	$—	$741	$—	$12,722

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The changes in the carrying amount of goodwill for each segment for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Dairy	Juice	Water	Total

Balance at December 31, 2001	$10,702	—	$477	$11,179
Acquisitions	7,492	1,214	—	8,706
Balance at December 31, 2002	$18,194	$1,214	477	$19,885
Acquisitions	1,411	—	1,702	3,113
Currency translation adjustment	1,495	96	106	1,697
Balance at December 31, 2003	$21,100	$1,310	$2,285	$24,695

As of December 31, 2003, and 2002, segment total assets equaled consolidated total assets.

For the years ended December 31, 2003, 2002, and 2001, approximately 94%, 95%, and 97% of sales were generated in and sold to customers in Russia. As of December 31, 2003, 2002 and 2001, the long-lived assets of the Company were primarily located in Russia.

The financial data above does not reflect information by WBD Foods’ separate products and sales as it is impracticable to produce this information.

The majority of the Company’s packaging materials is purchased from one supplier. There can be no assurance that, in the event of a loss of this supplier or unfavourable developments in the business practices of this supplier, substantially all of the current levels of packaging materials could be purchased at comparable, or nearly comparable, prices on the international market.

29.                               Related Parties

Trinity-Negus

During 2002 and 2001 the Company engaged in transactions with Trinity-Negus (“Trinity”), a private security company, which is owned by members of the control group of shareholders. Trinity provided the companies of the Company with security services in 2002 and 2001 amounting to approximately $221 and $2,206, respectively. During 2003 the Company had no material transactions with Trinity.

Wimm-Bill-Dann Trans

During 2003, 2002 and 2001 the Company received transportation services from Wimm-Bill- Dann Trans (“WBD Trans”), a closed joint stock company, which is a WBD Foods’ investee, amounting to approximately $8,616, $5,909 and $5,251, respectively. As of December 31, 2003 and 2002 advances paid to WBD Trans in respect of transportation services amounted to $18 and $138, respectively.

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Perekriostok

One of the members of WBD Foods’ Board of Directors is also a member of the Board of Directors in Trade House “Perekriostok” (“TH”), which buys dairy and juice products from WBD Foods. Sales to TH in 2003, 2002 and 2001 were $9,066, $6,804 and $0, respectively. Amounts due from TH as of December 31, 2003 and 2002 were $156 and $372, respectively.

Adonis

During 2003, 2002 and 2001, the Company paid for construction of an administrative building amounting to $810, $2,278 and $4,140, respectively, to Adonis, a limited liability company, which is controlled by members of the control group of shareholders. As of December 31, 2003 the outstanding amount due to Adonis is $9.

Poultry Factory Gorki-2

During 2003, 2002 and 2001 the Company purchased milk from Poultry Factory Gorki-2, a closed joint stock company, which is controlled by members of the control group of shareholders, amounting to $875, $291 and $580, respectively. As of December 31, 2003 and 2002 accounts payable to Poultry Factory Gorki-2 in respect of milk received amounted to $27 and $15, respectively.

Auto-40

During 2003, the Company sold vehicles to the transportation company Auto-40, which is controlled by members of the control group of shareholders. The sales amounted to $566.

The Breweries

As of December 31, 2002 the Company had loans receivable from Brewery Volga, Volga-Invest and Moskvoretzky Brewery amounting to $693. These loans were repaid during 2003.

Current shareholders

During 2003, the Company paid for legal services, in the amount of $2,086 on behalf of certain shareholders. As of  December 31, 2003, the outstanding amount due from these shareholders is $645.

During 2002, WBD Foods acquired 25.1% interest in ZDMP from a current shareholder for $5,000 (see Note 4).

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30.                               Commitments and Contingencies

Property, plant and equipment purchase commitments

As of December 31, 2003, contracted expenditures for the purchase of property, plant and equipment in the period subsequent to December 31, 2003 were $4,247, payable in 2004.

Insurance

As of December 31, 2003, the Company had insurance coverage of $135.1 million in respect of property, plant and equipment at 13 major factories. The insurance does not include coverage for business interruption, product liability or third party liability in respect of the property or environmental damage arising from accidents on the Company’s property or relating to the Company’s operations. Until the Company obtains the insurance coverage for an amount exceeding the carrying value of property, plant and equipment, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Company’s operations and financial position.

Taxation

In the period prior to January 1, 2003, WBD used certain tax optimisation initiatives. The Russian tax authorities may challenge these initiatives. WBD believes that the tax savings to the Company in respect of these initiatives amounted to approximately $9.4 million. Should the Russian tax authorities question these initiatives and prove successful in their claim, they would be entitled to recover these amounts, together with penalties amounting to 20% of such amounts and interest at the rate of 1/300 of the Central Bank of Russia rate, equating to 0.053% at December 31, 2003, for each day of delay for late payment of such amounts. Management will vigorously defend any claims that these initiatives are contrary to Russian tax law. Starting from January 2003, WBD discontinued using these tax optimization initiatives.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date: August 25, 2004